Exhibit 99.12

INTER-CITIC MINERALS INC.

Annual Information Form

For the year ended November 30, 2006

February 26, 2007

Exhibit 99.12

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains or incorporates by reference “forward looking information” which means disclosure regarding possible events, conditions, acquisitions, or results of operations that is based on assumptions about future conditions and courses of action. These may include statements with respect to the future financial and operating performance of Inter-Citic Minerals Inc. (“Inter-Citic” or the “Company”), its current and proposed subsidiaries, its current mineral projects, the estimation of mineral resources, working capital requirements, capital and exploration expenditures, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, title disputes or claims and limitations of insurance coverage. In some cases forward looking statements can be identified by the use of such words as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases. Forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from the performance or achievements expressed or implied by the forward looking statements and should not be relied upon as a prediction of future events. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of exploration activities; future mineral prices; accidents, labour disputes and other risks of the mining industry; political instability; insurrection or war; arbitrary changes in law; delays in obtaining governmental approvals or financing or in the completion of the company’s exploration programs. As a result, actual actions, events or results may differ materially from those described in forward looking statements. Forward looking statements are made as of the date of this AIF and the Company disclaims any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements.

CAUTIONARY NOTE TO UNITED STATES READERS – DIFFERENCES REGARDING MINIG TERMS IN THE UNITED STATES AND CANADA

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This document may also contain information about adjacent properties on which we have no right to explore or mine. Readers are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

ITEM 1: Preliminary Notes

Incorporated by reference into this AIF are the audited financial statements of Inter-Citic for the years ended November 30, 2006, 2005 and 2004 together with the auditors’ report thereon and related Management’s Discussion and Analysis. These documents are all available from the Company’s website (www.inter-citic.com) or from SEDAR at www.sedar.com.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts referred to in this AIF are in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars, however since the Company’s primary business activities occur in the People’s Republic of China (“China”), transactions are often conducted in United States, Chinese and Canadian currencies. Canadian dollar amounts in this AIF have been calculated based on exchange rates in effect at the balance sheet date for monetary items and at average rates for non-monetary items, except for depreciation and amortization, which are translated at historical exchange rates.

Disclosure of a technical nature in this AIF has been reviewed by Mr. B. Terrence Hennessey, P.Geo., of Micon International Limited, the Company’s independent qualified person as that term is defined under National Instrument 43-101 (“N.I. 43-101”) with respect to the Company’s mineral properties.

All information in this AIF, unless otherwise indicated, is as at November 30, 2006.

ITEM 2: Table of Contents

Item 3:	Corporate Structure				5

	3.1	Name, Address and Incorporation			5

	3.2	Inter-Corporate Relationships			5

	3.3	Joint Venture Contracts			5

		3.3.1	Dachang Gold Project Joint Venture		6

		3.3.2	Zalantun Gold Project Joint Venture		6

Item 4:	General Development of the Business				7

		4.1	Three-Year History		7

Item 5:	Narrative Description of the Business and Risks Factors				8

	5.1	Summary			8

	5.2	Nature of Operations and Basis of Presentation			8

	5.3	Operations in China			9

	5.4	The Dachang Gold Project			10

		5.4.1	Property Description and Location		10

		5.4.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography		10

		5.4.3	History		11

		5.4.4	Geological Setting		11

		5.4.5	Exploration		12

			5.4.5.1	Geological Mapping	13

			5.4.5.2	Total Field Magnetometer Survey	14

			5.4.5.3	Time Domain Electromagnetic (“TEM”) Survey	14

			5.4.5.4	Soil Geochemistry Survey	14

			5.4.5.5	Trenching	16

			5.4.5.6	Diamond Drilling	24

		5.4.6	Mineralization		31

		5.4.7	Sampling and Analysis		32

		5.4.8	Security of Samples		33

		5.4.9	Mineral Resources and Mineral Reserve Estimates		33

		5.4.10	Exploration and Development		34

	5.5	Zalantun Gold Project			34

		5.5.1	Property Description and Location		35

		5.5.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography		35

		5.5.3	History		35

		5.5.4	Geological Setting		35

			5.5.4.1	Regional Geology	35

			5.5.4.2	Local Geology	36

			5.5.4.3	Property Geology	36

			5.5.4.4	Deposit Types	36

		5.5.5	Exploration		37

			5.5.5.1	Diamond Drilling	37

		5.5.6	Mineralization		37

		5.5.7	Sampling and Analysis		37

		5.5.8	Security of Samples		37

		5.5.9	Mineral Resources and Mineral Reserve Estimates		37

		5.5.10	Exploration and Development		38

	5.6	Specialized Skill and Knowledge			38

	5.7	Competition			38

	5.8	Environmental Protection			38

	5.9	Resale of Shares			39

Item 6:	Dividends				39

Item 7:	Description of Capital Structure				39

Item 8:	Market for Securities of the Company				39

	8.1	Trading Price and Volume			40

	8.2	Prior Sales			40

Item 9:	Escrowed Securities				40

Item 10:	Directors and Officers				41

Item 11:	Promoters				42

Item 12:	Legal proceedings				42

Item 13:	Interests of Management and Others in Material Transactions				42

Item 14:	Transfer Agents and Registrars				42

Item 15:	Material Contracts				42

Item 16:	Interests of Experts				42

Item 17:	Additional Information				43

Item 18:	Glossary of Technical Terms				44

ITEM 3: Corporate Structure

3.1 Name, Address and Incorporation

Inter-Citic Minerals Inc. was incorporated under the Company Act (British Columbia) on February 12, 1985 under the name Bentall Hotels B.C. Ltd. As the Company’s business evolved over the years, the name of the Company was changed to better reflect the nature of the Company’s business at the time. As a result, the name of the Company was changed to Penn-Lube Holdings Incorporated on May 14, 1986, and then to Goldways Resources Inc. on May 6, 1987, and then to Inter-Citic Envirotec Inc. on October 1, 1993, and then to Inter-Citic Mineral Technologies Inc. on September 28, 1999 and lastly to Inter-Citic Minerals Inc. on December 18, 2003.

On July 7, 2004, the Company filed Articles of Continuance with Industry Canada. The Director appointed under the Canada Business Corporations Act issued a Certificate of Continuance continuing the Company under the Canada Business Corporations Act on July 7, 2004.

The Company’s Registered and Records Office is located at Suite 5800, 40 King Street West, P.O. Box 1011, Toronto, Ontario M5H 3S1.

The Company’s Corporate Head Office and principal place of business is located at Suite 501, 60 Columbia Way, Markham, Ontario, L3R 0C9.

3.2 Inter-Corporate Relationships

The Company’s subsidiaries are as follows:

1)	Inter-Citic Holdings Ltd. (100% owned), a company incorporated in the Cayman Islands

2)	Techmat Inc. (100% owned), a company incorporated in the Republic of Mauritius

3)	TechMat (USA) Corporation (100% owned), a company incorporated in Nevada, USA

4)	United Worldwide Ltd. (100% owned), a company incorporated in the British Virgin Islands, dissolved on November 14, 2006

5)	Bay Roberts Resources Ltd. (98% owned), a company incorporated in British Columbia

6)	Yangzhong Zhonghai Techmat Co., Ltd. (80% owned), a company incorporated in the People’s Republic of China

7)	Honor Link (HK) Ltd. (51% owned), a company incorporated in Hong Kong, dissolved on August 26, 2006

3.3 Joint Venture Contracts

The Company’s business is to acquire, explore and develop mineral exploration properties. To date, the Company has entered into two joint venture contracts relating to exploration properties in China: the Zalantun Gold Project (“Zalantun”) on October 30, 2003, and the Dachang Gold Project (“Dachang”) on November 14, 2003.

The Company’s joint ventures in China are (in the case of Dachang) or will be (in the case of Zalantun) organized as co-operative joint venture companies in accordance with the Law of the People’s Republic of China on Sino-Foreign Co-operative Joint Venture Enterprises and associated policies, rules and regulations. Co-operative joint venture companies are considered legal entities and can hold assets and assume liabilities. The relationship between the partners in a co-operative joint venture are established in a co-operative joint venture contract, which sets out respective capital contributions, terms for division of profits, issues of management and control, and other material terms of the relationship. Co-operative joint venture contracts, amendments to those contracts and articles of association of co-operative joint venture companies must be approved by relevant government authorities, and co-operative joint venture companies must have a business license in order to operate within the scope permitted.

3.3.1 Dachang Gold Project Joint Venture

The Company entered into a co-operative joint venture contract for the Dachang Gold Project with the Qinghai Geological Survey Institute (“QGSI”) on November 14, 2003. The Dachang Gold Project is located in the Province of Qinghai (“Qinghai”), China.

The business of the joint venture is conducted through a co-operative joint venture company, the “Qinghai Geological Survey Institute International Joint Venture Company”, whose purpose is to conduct exploration, development and mining of the Dachang Gold Project. The co-operative joint venture company has limited liability and exists for a term of 30 years. It received approval from the Chinese Commission for Foreign Trade and Economic Co-operation (“COFTEC”) on December 25, 2003 and was issued a business license from the State Administration of Industry and Commerce (“SAIC”) the next day, December 26, 2003.

Pre-existing exploration licenses, as well as new exploration licenses for other areas, were formally transferred and/or granted to the joint venture company on November 25, 2004.

Under the terms of the joint venture contract and related amendments the Company has agreed to fund 100% of the costs associated with exploration and development of the Dachang Gold Project in exchange for 83% of any profits earned by the joint venture company. Initial capital contribution on the part of Inter-Citic is defined as monetary contribution as to the equivalent of approximately $5,162,500 (Renminbi 32,830,000). The entire amount of this contribution has been made as at November 30, 2006. The Chinese partner (QGSI) contributed its initial capital to the joint venture company by transferring existing exploration licenses held by QGSI to that company.

In addition, the Company is required to complete a pre-feasibility study within one year of the completion of all exploration work at Dachang, and pay to QGSI the equivalent of approximately $1,572,327 (Renminbi 10,000,000) upon the grant of all necessary permits, including related mining licenses, required to bring the project into production. QGSI has agreed to provide the Company with an option to increase its interest in the joint venture company from 83% to 90% in exchange for payment equal to the pro rata value of the increased interest in the joint venture based on the valuation of any potential mining project contained in the pre-feasibility study. Inter-Citic also has a right of first refusal on any mineral exploration project for which QGSI seeks foreign investment.

Inter-Citic controls the joint venture company by virtue of its ability to appoint three of the five members of the board of directors of that company. Certain matters require unanimous approval of the board of directors, including transfer of all or a portion of either party’s interest in the joint venture, changes to registered capital and/or profit distribution, or matters relating to financing, dissolution, liquidation or extension of the term of the joint venture.

3.3.2 Zalantun Gold Project Joint Venture

The Company entered into a co-operative joint venture contract for the Zalantun Gold Project with the Beijing Institute of Geology for Mineral Resources (“BIGM”) on October 30, 2003. The Zalantun Gold Project is located in the Inner Mongolia Autonomous Region, China (“Inner Mongolia”).

As is the case with the Dachang joint venture, the business purpose of the Zalantun co-operative joint venture company will be to conduct exploration, development and mining of the Zalantun Gold Project. Pursuant to the terms of the joint venture contract, the joint venture company is to be formed as a cooperative joint venture company with limited liability for a term of 30 years.

Under the terms of the joint venture contract the Company need not make any capital contributions until the joint venture company is fully formed and organized (i.e. approvals are in place and exploration licenses transferred). Once this occurs, the Company has agreed to fund all exploration and development of the Zalantun Gold Project in exchange for 85% of any profits earned by the joint venture company. Inter-Citic is required to contribute initial capital as to the equivalent of approximately $2,173,862 (Renminbi

15,002,500) over three years. Initial capital contribution on the part of the Chinese partner (BIGM) will take the form of the transfer of existing exploration licenses held by BIGM to the joint venture company. Inter-Citic is required to contribute the equivalent of approximately $579,600 (Renminbi 4,000,000) within 30 days of the organization of the joint venture; the equivalent of approximately $579,600 (Renminbi 4,000,000) within seven to twelve months of the date of the first contribution; the equivalent of approximately $579,600 (Renminbi 4,000,000) within thirteen to eighteen months of the date of the first contribution; and the equivalent of approximately $435,062 (Renminbi 3,002,500) within nineteen to twenty-four months of the date of the first contribution. To date, the Company has not made any capital contributions.

The Company has the option to increase its interest in the joint venture company from 85% to 90% in exchange for payment of the equivalent of approximately $255,749 (Renminbi 1,765,000). Inter-Citic also has a right of first refusal on any mineral exploration project for which BIGM seeks foreign investment.

In part because the Company has chosen to focus its efforts on the exploration and development of the Dachang Gold Project over the past several years, and in part due to general administrative delays in organizing the joint venture, applications have yet to be made for approval from COFTEC, which is required prior to obtaining a business license and ultimately transferring title to exploration licenses to the joint venture company. As a result, while the Zalantun joint venture contract continues to be in full force and effect, it has yet to be implemented by the Company. The Company intends to initiate formation of the Zalantun joint venture company only when it feels confident that all necessary resources, including financial and personnel, are ready and available to commit to that project. Over the next year the Company anticipates that these resources may become available and, if so, intends to proceed with implementation of Zalantun.

Once formed, Inter-Citic will control the joint venture company by virtue of its ability to appoint three of the five members of the board of directors of that company. Certain matters will require unanimous approval of the board of directors, including, changes to registered capital and/or profit distribution, or matters relating to financing, dissolution, liquidation or extension of the term of the joint venture.

ITEM 4: General Development of the Business

4.1 Three-Year History

On July 30, 2003, the Company announced that it had signed preliminary agreements with QGSI and BIGM with respect to the Dachang and Zalantun Gold Project, respectively. The parties entered into joint venture agreements later that same year, on October 30 (Zalantun) and November 30, 2003 (Dachang).

The Dachang Gold Project joint venture company received a business license on December 26, 2003. Formal transfer of already-existing exploration licenses to the joint venture company as well as additional exploration licenses for new areas was completed on November 25, 2004.

The Company completed exploration programs in 2004, 2005 and 2006 at Dachang, including geophysical, geochemical, trenching, diamond drilling and other work (described in detail in Section 5.4), and intends to continue to explore and develop this property. Since the Company acquired its interest in the Dachang Gold Project, essentially all of the Company’s resources have been committed to advancing that project. Inter-Citic has spent approximately $11.2 million on the property to date ($5.1 million in 2006, $2.6 million in 2005, $3.0 million in 2004 and $0.5 million in 2003) and has purchased approximately $1.7 million of drilling and other exploration equipment (almost all of which occurred in 2004) to conduct exploration work on the project. The joint venture company began work on the property in earnest in September of 2004. The decrease in overall expenditure in 2005 compared to 2004 is related to the Company realizing cost-savings as a result of improved efficiency at Dachang after the first year of operation, while the increase from $2.6 million in 2005 to $5.1 million in 2006 reflects a significant expansion of the nature and extent of exploration, including a significant increase in diamond drilling (the Company drilled more than 15,000 m in 2006 compared to approximately 2,500 m in 2005).

The Company has obtained funding for the Dachang Gold Project primarily from private placements and through the exercise of share-purchase warrants and stock options in 2003, 2004, 2005 and 2006. The Company raised approximately $22.7 million during this period ($10.6 million on 2006, $3.0 million in 2005, $7.3 million in 2004 and $1.8 million in 2003).

Technical reports for both projects, prepared in accordance with N.I. 43-101, may be found at the Company’s website (www.inter-citic.com) or from SEDAR at www.sedar.com.

During 2003 the Company suspended operations at its 80%-owned rare earth processing facility and wrote-down related land, buildings and equipment to $1, as net realizable value of these assets could not be reasonably estimated or assured. The rare earth operation has remained inactive since that time. Towards the end of 2005 the Company liquidated most of its previously written-down rare earth processing equipment for net proceeds of approximately $429,000. The proceeds of this sale were used to repay outstanding bank advances from the Bank of China, also related to the rare earth operation. The Company continues to hold a long-term land lease and associated buildings in China through its 80%-owned subsidiary, Yangzhong Zhonghai Techmat Company, Ltd.

In the medium to long term, the Company intends to evaluate strategies for producing precious metals in China, with an immediate primary focus at Dachang. To date, the Company has not found any proven or probable mineral reserves or engaged in any production on any of its properties.

Exercise of Share-Purchase Warrants Subsequent to Year-end

Subsequent to the end of the Company’s fiscal year, during January of 2007, the Company announced the exercise of 1,434,166 previously issued share-purchase warrants for proceeds of $1,147,333. These share-purchase warrants had an exercise price of $0.80 per share and were originally issued further to a private placement from July of 2005.

The Company intends to use the proceeds for further exploration at Dachang and for general working capital purposes.

ITEM 5: Narrative Description of the Business and Risk Factors

5.1 Summary

The Company’s business is to acquire, explore and develop mineral exploration properties. To date, the Company has entered into two joint venture contracts for exploration properties in China: the Zalantun Gold Project and the Dachang Gold Project, and since these acquisitions the Company has focused essentially all of its resources on the exploration and development of Dachang. In the medium to long term, the Company intends to continue to explore its gold properties with a view to proving gold reserves in order to evaluate strategies for becoming a gold producer in China.

5.2 Nature of Operations and Basis of Presentation

The Company is engaged in mineral exploration and development. To date the Company has not found any proven or probable mineral reserves or engaged in any production on any of its properties, and there is no guarantee that this will occur in the future. The Company has no history of earnings, nor has it previously engaged in the mining and production of gold. Mineral resource exploration and development is extremely risky and speculative by nature, as there is no guarantee that mineral deposits will be found, and even if they are, that they can be mined economically. The mining industry is also subject to market pressures from unpredictable commodity and metal prices, which may have a significant impact on the economic viability of a known deposit. A significant commitment of time and money is required for high cost exploration activity, such as diamond-bore drilling, in order to establish mineral reserves, develop a feasibility study and then to implement construction of a mine and commence production. At any time during this process there are numerous factors that alone or in combination may impede or interfere with intended plans, and the impact of these variables cannot be predicted or determined with certainty. Such factors include, but are not limited to, market (including currency) fluctuations, location of the Company’s projects, political stability, government regulations, environmental protection, the nature of the deposit, competition, and availability of ongoing financial and personnel resources, both in sufficient quantity and within required timeframes. Many of these risk factors are discussed in other areas of this section, below, but all can be related directly to the nature of the business of the Company.

In addition, the Company’s exploration activities and specifically the nature and location of those activities have associated with them certain operating risks that cannot be predicted but may be significant. Although the Company maintains health and safety standards onsite (including emergency evacuation protocols) to mitigate the risk of injury to individuals working on its exploration projects, there is no guarantee that a serious injury will not occur, nor can the impact of such an event be measured. The Company maintains property, third party liability and personal injury insurance, including an emergency medical evacuation program for certain employees, and the Company performs ongoing review of its health and safety practices, however there may be risks for which insurance may not be sufficient or for which coverage may not be extended.

The Company has relied on the results of prior exploration work and the review of that work by independent and internal qualified persons (as that term is defined in N.I. 43-101) and others in the assessment of its resource properties. The respective partners for each project have provided the results of this prior work to the Company. In the case of the Dachang project, a significant portion of the Company’s mineral resource estimate is based on this prior work, and although the results have been independently tested by way of due diligence and test sampling, there is no guarantee that material differences do not exist.

Although to date the Company has been successful in sourcing funds necessary to continue its business activities, the Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. As discussed, these risks include, but are not limited to, dependence on key individuals, successful development and the ability to secure adequate financing to meet the minimum capital required to successfully develop economically recoverable reserves, complete the project and continue as a going concern. There is no assurance that these initiatives will be successful and as a result there may be substantial doubt regarding the ability of the Company to continue as a going concern. Readers are directed to Note 1 (Nature of Operations and Basis of Presentation) of the Company’s Notes to Consolidated Financial Statements for the year ended November 30, 2006 for additional information regarding assumptions relating to the ability of the Company to continue as a going concern.

5.3 Operations in China

The Company’s current business focus and as a result essentially all of the Company’s physical assets are in China, including the Company’s interests in Dachang and Zalantun.

As in any jurisdiction, the Company is subject to social, political and economic developments and trends that are beyond its control. The Company’s business is in China and the Company is therefore subject to a variety of laws and regulations at state, provincial and municipal or local levels that include laws and regulations concerning the form and manner in which foreign companies may invest and operate in China. Although China has recently and continually introduced reforms to encourage foreign investment and develop a more market-based economy, there is no guarantee that this trend will continue, and the government of China continues to exert significant influence through laws, regulations and policies.

The mining industry in China is regulated through the Mineral Resources Law of China (adopted in 1986 and amended 1997) and associated policies, rules and regulations at State and local levels. The Ministry of Land and Resources (“MOLAR”) in China is responsible for administration of exploration and mining claims. Exploration claims are issued for a maximum term of three years and are renewable provided minimum expenditure thresholds have been met. Holders of exploration rights have a legal priority to subsequent mining rights, which are issued based on the nature of the deposit. However there is no guarantee that exploration and mining rights will continue to be granted or renewed, or that any conditions imposed as part of the issuance of these rights can be satisfied, or that the perceived quality of the these legal rights will be sufficient to enable the Company to attract the funding required to implement business plans based on these rights. Holders of mining rights must submit environmental impact studies for approval. Mining rights also have specific timeframes within which mining must occur. Specifically, for gold mining, foreign companies must also receive approval from the Chinese National Development and Reform Commission, a department of the Chinese central government, the State Council, which has a mandate to develop national economic strategies, long term economic plans and annual plans, and to report on the national economy and social development.

A stated objective of the Company is to ultimately become a gold producer in China. The value of the Company’s projects is ultimately tied to the Company’s ability to realize on the sale of gold production. Since late 2002, with the establishment of the Shanghai Gold Exchange and relaxation of restrictive rules governing the sale of gold, mining companies in China are able to sell gold production at market prices. Foreign gold mining companies are currently able to repatriate profits in foreign currencies. However, the nature and impact to the interests of the Company of possible further changes or reforms to these policies in the future cannot be predicted.

The Company’s joint ventures in China are (in the case of Dachang) or will be (in the case of Zalantun) organized as co-operative joint venture companies in accordance with the Law of the People’s Republic of China on Sino-Foreign Co-operative Joint Venture Enterprises and associated policies, rules and regulations. China became a member of the World Trade Organization in December of 2001 and has committed to ensure transparency in its legal system. While China’s recent general relaxation of restrictions on foreign trade and investment and developments in its mining industry has improved the operating parameters for foreign exploration and mining companies, the continued progress of these reforms depends on political, economic and international influences beyond the Company’s control.

China’s control over its currency and so the Company’s ability to advance funds to China (for capital investment or operations) is subject to changes in the valuation of the Renminbi as well as rules and regulations of the State Administration of Foreign Exchange. Fluctuations in the value of the Renminbi may have an adverse affect on the operations and operating costs of the Company.

China continues to exert a great deal of control and influence on its society and economy through laws, policies and regulation. The impact of changes to these laws, policies and regulations on the Company’s operations in China, including relative impact on the Company’s ability to operate in China through changes to foreign enterprise rules (including repatriation of profits), possible restrictions on production and the sale of gold or other mining product, maintenance of business, exploration and/or mining licenses, environmental laws, taxation, or in other areas, cannot be accurately predicted.

5.4 The Dachang Gold Project

5.4.1 Property Description and Location

The Dachang Gold Project is located in the Province of Qinghai, situated in west-central China. The property is approximately 165 km southeast of the city of Golmud in the south-western part of the province, and is situated between longitudes 96º 00’ and 97º 30’ and latitudes 35º 00’ and 35º 30’.

Collectively, Dachang consists of five exploration licenses held by the joint venture company covering an area of approximately 279 km2 (the “Main Parcel”). During the year, the Company abandoned two other exploration licenses, the “Central Parcel” (1 license, 45 km2) and the “Eastern Parcel” (1 license, 67 km2). To date, no significant work had been completed on either of these licenses.

5.4.2 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is readily accessible by four wheel drive vehicle along paved, gravel and dirt roads south from Golmud along the Qinghai – Tibet highway to the Xu Gin reservoir gravel road, which is then followed easterly to the reservoir at which point a dirt road is followed south-easterly to the property (total distance of approximately 250 km). The Company is actively pursuing the development of a new road in order to significantly reduce travel time to the property.

Golmud is a modern city having a population of approximately 250,000 and is the regional road, rail and air center for western Qinghai. It is also the infrastructure center for the construction of a railway from Golmud to Lhasa (capital of the Tibet Autonomous Region of China).

The property is located on the Qinghai-Tibetan plateau at an elevation of approximately 4,500 m and exhibits an alpine climate and vegetation. The average annual temperature is approximately 0 degrees. Precipitation ranges from 180 mm to 440 mm, mostly as rain, and primarily from June to August. Winter lasts from October to April and is characterized by cold, wind and dust with very little snow.

The nearest power line terminates at the Xu Gin reservoir, approximately 100 km from the property.

5.4.3 History

QGSI reports that for over 200 years this region has been a traditional area for local placer miners to recover gold. The first regional geological maps were completed in 1966. Over the next three decades various governmental agencies completed regional stream sediment and soil geochemical surveys, trenching and diamond drilling. According to QGSI a limited open pit test mining and heap leach operation was carried out during 1999, however, the results of this work are not known. All of the historic exploration activity in the region focused on the initial discovery area in the southern portion of the Main Parcel.

Prior to entering into the joint venture, QGSI focused its exploration efforts on an approximately 25 km2 area, situated in the south-eastern portion of the Main Parcel, immediately adjacent to historic gold placer workings. This work commenced in 2000, and over the ensuing 3 years QGSI completed a 1:50,000 regional geochemical survey, a 1:10,000 soil-sampling program, 27,104 m3 of trenching, excavated a number of shallow exploration shafts (1.0 m x 1.2 m) for a total depth of 113.9 m, performed limited IP and electromagnetic test surveys, drilled 3,249 m of NQ core and sampled 28 sections across what is currently referred to as the Dachang East Resource (described below).

QGSI continued to focus on delineating the Dachang East Resource and other selected gold zones in the area during 2003. This work consisted of excavating 39 trenches (2,522 m), sinking 11 shallow exploration shafts (159 m) and drilling 25 diamond drill holes (2,911.6 m).

The Company and QGSI entered into a co-operative joint venture agreement for Dachang on November 14, 2003. Details of this agreement can be found above, in item 3.3.1.

In March 2004, Dr. George Cargill, P.Eng. (“Dr. Cargill”), an independent qualified person as that term is defined in N.I. 43-101, prepared a N.I. 43-101-compliant independent technical report on the Dachang Property. As part of his report Dr. Cargill reviewed the QGSI defined inferred mineral resource estimate and subsequently reported a N.I 43-101-compliant inferred mineral resource estimate of 5.7 million tonnes grading 7.0 gpt gold (“Au”) (approximately 1.3 million oz Au contained) as described in the Company’s press releases of December 3, 2003 and March 12, 2004 (the “Dachang East Resource”). A copy of Dr. Cargill’s technical report is available from the Company’s website (www.inter-citic.com) or from SEDAR at www.sedar.com.

5.4.4 Geological Setting

Regionally, Dachang is in the Sichuan-Yunnan-Qinghai-Xizang domain in the Songpan-Ganze continental margin mobile belt, a part of the South China Plate. This block is underlain by Mesozoic back-arc sediments on a Palaeozoic to Precambrian basement and has been intruded by various cretaceous intermediate to acid intrusions.

Dachang sediments strike northwesterly and locally dip steeply both to the north and south. Fold structures are usually small scale and are associated with the Indosinian (Triassic) deformation. Faults trend west northwesterly and northeasterly. The west-north-westerly faults are the earliest and best developed. Exposed faults are mapped as reverse (thrust) faults. The Kulun fault zone, located 30 kilometres north of Dachang, is the largest of the west-north-westerly faults and has been traced along strike for 1,000 km.

The Gaudo-Maduo fault is one of several regional thrust faults in the area. This fault strikes northwesterly and dips 20-50º NE. It is up to 200 m wide and is characterized by a zone of calcareous rocks, and siltstones that are typically highly brecciated. Silicification, carbonatization, sericitization and hematitization are common as is locally intense quartz and carbonate stockwork veining. Arsenopyrite, pyrite and stibnite are locally present as disseminations and variably narrow massive concentrations. Gold mineralization is associated with quartz, arsenopyrite and pyrite.

The many faults zones that cross the project area host a complex sequence of sulphide-gold replacement mineralization. See 5.4.5.1 – Geological Mapping, below, for additional information concerning local geology.

5.4.5 Exploration

All exploration at Dachang since the establishment of the Company’s joint venture was completed on the Main Parcel under the direction of the Company. Cyr Drilling International Ltd., of Canada, performed all diamond drilling, while the Company’s joint venture partner, QGSI, performed all other exploration work.

Maps of all areas discussed herein are available from the Company’s website at www.inter-citic.com.

From September to December of 2004 the Company executed its initial exploration program at Dachang, including:

1.	Soil geochemical survey over approximately 107 km2 (23,088 conventional B-horizon soil samples collected and tested for gold, arsenic and antimony);

2.	Total field magnetometer survey covering approximately 107 km2 (23,100 readings);

3.	Time domain electromagnetic (“TEM”) Survey along selected grid lines;

4.	Excavation and sampling of 7 trenches totalling 467 linear meters; and,

5.	15 NQ core diamond drill holes totalling 3,623 metres.

Based on the results of this work the Company delineated six large regional gold geochemical anomalies on the Main Parcel, as follows:

1.	“Dachang East”

2.	“Dachang North”

3.	“Central Dachang”

4.	“Western Quarter”

5.	“North River”

6.	“Southwest Dachang”

The Company followed up exploration from 2004 the following year, between August and November of 2005, including:

1.	1:25,000 scale geological mapping over 200 km2;

2.	Soil geochemical survey over new areas of approximately 54 km2 (11,220 conventional B-horizon soil samples collected and tested for gold, arsenic and antimony);

3.	Excavation and sampling of 101 trenches totalling 23,710 linear meters; and

4.	22 NQ core diamond drill holes totalling 2,487 metres.

During 2006 (from May to November) the Company completed the following additional exploration work at Dachang:

1.	Soil geochemical survey over new areas of approximately 53 km2 (12,545 conventional B-horizon soil samples collected and tested for gold, arsenic and antimony);

2.	Excavation and sampling of 175 trenches totalling 14,332 linear meters; and

3.	101 NQ core diamond drill holes totalling 15,304 metres.

5.4.5.1 Geological Mapping

During the 2005 exploration program, QGSI completed a 1:25,000 scale geological survey covering an area of approximately 200 km2 over the North River, Western Quarter, Central Dachang, Dachang North, and Dachang East districts of the Main Parcel.

During the geological survey rock outcroppings were located by GPS and geological observations were noted at each outcrop. The geological observations included, but were not restricted to, dimensions of the outcrop, rock type, strike, dip, alteration if any, and nature and type of any mineralization present. Structural information such as the presence of faults (type), shears and jointing patterns were also noted. Selected representative rock samples were taken for geochemical analysis and thin section studies. The data was compiled, interpreted and presented on a single map at a scale of 1:25,000 covering the areas of the Main Parcel as noted above.

Results of geological mapping confirmed and further defined the regional 1:200,000 scale geological setting mapped by the Qinghai Geological and Mineral Bureau Region #1 Investigating Team in 1976.

Dachang is underlain by a sequence of Permian and Triassic sediments consisting of slate, calcareous shale, siltstone, and sandstone. This sequence strikes northwesterly and dips steeply to the north or south. Alluvial material in the recent riverbeds is the host for the placer gold mined on the Main Parcel.

Numerous faults have been mapped on the Main Parcel. The northwesterly trending faults are the earliest and the best developed and consist of reverse (thrust) faults and normal (shear zone) faults. The dominant thrust fault, locally termed the “CBx Thrust Fault”, is a portion of the regional Guado-Maude fault (see 5.4.4 – Geological Setting, above). This thrust trends northwesterly across the central portion of the Main Parcel and appears to be spatially related to the regional gold geochemistry. Where observed in outcrop and intersected in drilling, the CBx Thrust Fault is up to 250 m wide, exhibits a shallow dip (20 to 45 degrees N) and is characterized by calcareous rocks, tectonic breccias and post tectonic quartz-carbonate veins. Silicification, carbonatization, sericitization and hematitization are common and locally intense. Based on limited drill testing of this thrust in 2004 the CBx Thrust Fault is highly altered and contains significant secondary concentrations of arsenopyrite, pyrite and stibnite. These sulphides are locally present as disseminations and narrow massive sulphide vein sets and are most abundant in the highly altered sections of the thrust fault.

A separate set of near vertical shear zones and faults have also been mapped and appear to be the main conduits for the gold mineralization. These vertical shear zones are 3 to 15 m in width and can typically be traced along strike for several kilometres. This major fault system is defined by a 2-3 km wide package of calcareous shales and siltstones hosting up to 12 near parallel shear zones that also appear to closely follow the gold soil geochemistry. These faults are oxidized near surface and shallow trenches typically uncover gossanous bedrock within these shear structures. These faults exhibit secondary sulphide replacement (pyrite, arsenopyrite, and stibnite) silicification and quartz carbonate veining. Gold mineralization appears to be related to specific zones of sulphide replacement within these faults. Further work will be required to determine the specific controls on gold deposition.

5.4.5.2 Total Field Magnetometer Survey

During the 2004 exploration program, a magnetometer survey was completed over North River, Western Quarter, Central Dachang, Dachang North and Southwest Dachang. The survey was carried out using a GSM-19T proton magnetometer supported by a continuous recording magnetic base station. The total magnetic field data was recorded at 20 m intervals along all lines of the establish grids, covering a total of approximately 107 km2. The results of the magnetic survey illustrated very little difference in the magnetic susceptibility across the various lithologies of the Dachang sedimentary sequence due to the complexity of the lithography and similarity of magnetic characteristics.

5.4.5.3 TEM Survey

TEM test profiles were completed across the Dachang East mineralization, and as expected, this system identified electromagnetic anomalies over this gold bearing sulphide zone. Following the completion of this baseline work, Western Quarter was selected for TEM testing and the six profiles completed over this target detected multiple strong TEM anomalies.

5.4.5.4 Soil Geochemical Survey

Soil geochemistry has been a valuable exploration tool at Dachang because of the near-surface nature of the mineralization. In 2004, 2005 and 2006 the Company’s completed a conventional “B” horizon soil-sampling program over previously identified stream sediment anomalies on the Main Parcel. While results are still pending for the 2006 survey (53 km2 in the southernmost portion of Dachang East), the 2004 and 2005 surveys discovered 24 new gold-in-soil anomalies (21 anomalies in 2004 and 3 anomalies in 2005, in addition to the previously discovered anomaly on Dachang East, for a total of 25 anomalies) located in the Dachang East, Dachang North, Central Dachang, Western Quarter, North River and Southwest Dachang districts. These anomalies appear to be broadly strata-bound and can be seen to define three discrete geological “corridors” (“Northern”, “Central” and “Southern”) comprised of a series of lenticular anomalies between 2 to 2.5 kilometres across and generally follow the 110º strike of the host sediments.

The explored portion of the Northern corridor is approximately 7 km long, includes all the North River anomalies and is open along strike in both directions; the Central corridor includes the Western Quarter, Central Dachang and Dachang North anomalies, is approximately 7 km long and appears to continue off the Main Parcel in both directions; and the Southern corridor is approximately 5 km in length, includes the Dachang East anomalies and proceeds southeast off the Main Parcel.

All gold soil anomalies are distinctly linear, follow the stratigraphy of the host sediments and show a highly variable enrichment in arsenic (“As”) and/or antimony (“Sb”). Separate non-gold bearing As and Sb soil anomalies have also been detected.

For Central Dachang, Western Quarter, North River and Southwest Dachang, gold values in soils grade from 1 to in excess of 300 ppb – the upper detection limit for this survey’s analysis method. Background levels for the soils in these districts are less than 5 ppb. Threshold values were between 5 and 20 ppb with anomalous values typically grading greater than 50 to 100 with some values at the upper limit of the testing method’s range.

Soil samples collected from Dachang North were analyzed using a higher maximum gold detection limit because of extremely high isolated gold-in-soil results. This resulted in gold-in-soil values on this grid being detected at levels of up to 4,001 ppb. Background gold levels for the soils in this district range from 1 to 5 ppb. The survey returned a mean gold value of 17 ppb Au with a threshold of 31 ppb Au defined as highly anomalous, representing results at the 95th percentile.

Results are as follows.

Dachang North—four anomalies, as follows:

•	“DN-1”: 3,000 m long by 40-180 m wide (associated with 13,582 ppm As)

•	“DN-2”: 2,000 m long by 40-120 m wide (open along strike to the southeast)

•	“DN-3”: 1,200 m long by 60-300 m wide (open along strike to the northwest)

•	“DN-4”: 2,000 m long by 60-160 m wide (open along strike to the southeast)

The DN-4 Extension (discovered in 2005) is a continuation of DN-4 (discovered in 2004), extending DN-4 a further 600 m along strike to the southeast and is characterized by gold values of up to 125 ppb Au, with isolated single station values of greater than 300 ppb Au. As a result of the 2005 survey, DN-4 now has a total strike length of approximately 2 km and is open along strike off the property to the southeast.

Central Dachang—eight anomalies, as follows:

•	“CD-1”: 1,000 m long by 20-120 m wide

•	“CD-2”: 1,200 m long by 20-140 m wide

•	“CD-3”: 1,000 m long by 60-200 m wide

•	“CD-4”: 4,600 m long by 20-180 m wide (open along strike to the southeast)

•	“CD-5”: 4,000 m long by 20-260 m wide (open along strike to the northwest)

•	“CD-6”: 1,600 m long by 20-140 m wide

•	“CD-7”: 1,600 m long by 20-400 m wide

•	“CD-8”: 4,00 m long by 20-200 m wide (potentially up to 1,600 m long)

Central Dachang anomalies illustrate continuity of soil anomalies between Western Quarter and Dachang North. These anomalies generally follow the 110-degree strike of the host sediments and form a series of densely packed, ribbon-shaped features. CD-8, discovered in 2005 and located southwest of CD-7, returned gold values of greater than 300 ppb Au, occurs in an area of intense faulting and may represent dislocated sections of one anomaly up to 1.6 km long. This anomaly is open along strike off the property to the northwest. It is possible that this anomaly is the western extension of the Dachang East Resource.

Western Quarter—six anomalies, as follows:

•	“WQ-1”: 1,000 m long by 60-450 m wide (>100 ppb Au over 300 m width)

•	“WQ-2”: 2,600 m long by 40-200 m wide (eastern extension of WQ-1 trend)

•	“WQ-3”: 1,100 m long by 60-200 m wide (eastern extension of WQ-1 trend)

•	“WQ-4”: 2,400 m long by 60-200 m wide

•	“WQ-5”: 2,600 m long by 20-100 m wide

•	“WQ-6”: 2,200 m long by 20-100 m wide

The six anomalies discovered in Western Quarter are below the CBx Thrust Fault and form a series of parallel gold-bearing zones detected across a stratigraphic width of 1,800 to 2,000 m immediately below the fault. A second distinct gold-bearing geological domain was delineated above the CBx Thrust Fault where soil geochemistry detected high concentrations of arsenic in soils above altered sedimentary rocks within the fault structure. Gold enrichment was detected on the eastern extension of this unit.

North River—five anomalies, as follows:

•	“NR-1”: 2,300 m long by 120-220 m wide (open along strike to the northwest)

•	“NR-2”: 1,000 m long by 20-180 m wide

•	“NR-3”: 1,300 m long by 20-120 m wide

•	“NR-4”: 1,000 m long by 20-40 m wide

•	“NR-5”: 2,000 m long by 20-60 m wide (open along strike to the northwest)

NR-4, discovered in 2005, is located approximately 1 km southeast along strike of NR-3. The anomaly consists of three parallel ribbon like zones exhibiting gold values up to 186 ppb Au with one sample returning a value of greater than 300 ppb Au. NR-5, also discovered in 2005, is located in the northwestern portion of North River and is parallel to and approximately 1 km southwest of NR-1. NR-5 is open along strike off the property to the northwest and may be open to the southeast; however, thick alluvial sediments mask any geochemical response. It is possible that this anomaly represents the northwestern extension of NR-2 on which Inter-Citic’s inferred mineral resource of 1.28 million tonnes grading 5.81 gpt Au (238,000 oz of Au contained), as detailed in the Company’s press release of December 12, 2005 (the “North River Inferred Mineral Resource”), is located.

Southwest Dachang—one anomaly, as follows:

•	“SW-1”: 800 m long by approximately 40 m wide

5.4.5.5 Trenching

Trenching has proven to be a valuable exploration tool at Dachang due to shallow soil development, typically less than a metre, and at or near surface gold mineralization. Trenching exposed the bedrock source of the gold soil anomaly over the Dachang East Resource and has been equally successful in exposing bedrock gold zones associated with gold soil anomalies in other districts on the Main Parcel.

2004 Trenching Program

During the 2004 exploration program, the Company completed reconnaissance trenching at North River and Dachang North. This work was completed to investigate the large regional gold geochemical anomalies identified at North River and Dachang North. Trenches were typically sampled at intervals of one metre and delivered to the Rock & Minerals Test Application Research Laboratory of Qinghai in the city of Xining, an independent lab, for gold analysis. A sample interval of one metre was selected, as it was the optimum interval used by QGSI in their work to define the Dachang East Resource and given the physical dimensions of known gold zones.

At North River four trenches, totalling 370.9 m were excavated at various locations on the regional anomaly. All of the trenches exposed portions of the Dachang sedimentary sequence. Two of the trenches, NR-TC-2 and NR-TC-4, are located on the southern flank of the NR-2 Anomaly and returned 11.8 gpt Au over 3 m and 4.62 gpt Au over 6m respectively. Subsequent sampling of NR-TC-2 returned 1.03 gpt Au over 26 m. Trenches NR-TC-1 and NR-TC-2 are located on other parts of the regional anomaly and returned no significant gold values.

At Dachang North four trenches, totalling 95.8 m were excavated on the regional Dachang North gold anomaly. All of the trenches exposed altered carbonate rocks. Trench ND-TC-1 returned 1.3 gpt Au over 9.3 m, trench ND-TC-2 returned 1.21 gpt Au over 8 m and ND-TC-3 returned 0.53 gpt Au over 5 m.

2005 Trenching Program

During the 2005 exploration program, the Company made extensive use of trenching to evaluate the gold-in-soil anomalies identified during the 2004 soil geochemical survey. A total of 101 trenches (23,710 m) were typically established at 100 m and 200 m intervals on the North River anomalies, and at 200 and 400 m intervals on the Western Quarter, Central Dachang anomalies. Limited trenching was carried out at Dachang North and no testing was done at Southwest Dachang. As in 2004, samples were typically taken at one-metre intervals along prospective section of the various trenches. Geochemically anomalous gold values of >250ppb Au were encountered over numerous intervals in almost all of the trenches.

Compilation of Results

The following is a summary of gold assays reported for significant gold zones exposed by trenching during the 2005 exploration program:

Trench Assay Summary—2005 Exploration Program

(assay cut-off: 0.5 gpt Au and 5 gram—metre)

Trench Number	From (m)	To (m)	Interval (m)	Grade (gpt Au)
A. North River
(48 trenches as follows: 28 on NR-1, 13 on NR-2 and 7 on NR-3)
1. NR-1
A1TC35501	73.4	81.4	8.0	4.47
	183.0	191.0	8.0	4.07
A1TC3601	113.0	126.8	13.8	2.38
	226.5	228.5	2.0	5.52
A1TC36501	64.0	67.0	3.0	2.74
	150.0	152.5	2.5	3.04
A1TC37501	195.0	198.0	3.0	1.90
A1TC3801	7.0	19.4	12.4	2.00
A1TC38501	8.0	20.0	12.0	4.49
A1TC3901	27.3	32.0	4.7	1.14
A1TC39501	39.5	45.5	6.0	2.84
A1TC39502	29.0	40.4	11.4	1.57
A1TC4001	23.0	27.0	4.0	2.70
A1TC40501	28.5	33.0	4.5	3.35
A1TC40502	21.5	22.6	1.1	4.62
	88.0	89.8	1.8	4.26
A1TC4101	78.2	80.7	2.5	3.74
A1TC41502	15.0	19.0	4.0	3.65
	53.5	56.5	3.0	3.96
	86.0	93.0	7.0	4.43
	108.0	110.5	2.5	2.23
A1TC4202	97.0	99.0	2.0	3.94
A1TC4203	35.0	39.0	4.0	1.63
A1TC42501	32.0	40.0	8.0	0.82
	61.5	67.0	5.5	1.92
A1TC43501	190.0	196.0	6.0	1.14

2. NR-2
A1TC5101	25.0	29.0	4.0	20.65
	195.0	198.0	3.0	2.03
A1TC51501	89.2	92.0	2.8	5.01
A1TC5201	118.0	136.0	18.0	2.09
	217.0	220.0	3.0	14.54
A1TC5301	261.0	266.0	5.0	1.42
A1TC53501	13.0	18.0	5.0	1.65
A1TC5401	97.0	101.0	4.0	7.25
A1TC5501	56.0	58.0	2.0	2.67
	174.4	178.4	4.0	5.14

3. NR-3
A1TC6601	13.0	16.0	3.0	3.61
A1TC6701	13.0	14.0	1.0	6.29
	50.0	53.0	3.0	3.57

B. Western Quarter
(11 trenches on WQ-2 to 6)
1. WQ-2
A2TC3802	328.0	330.0	2.0	3.37

2. WQ-5
A2TC4301	252.5	257.5	5.0	3.15

3. WQ-6
A2TC3801	81.5	88.0	6.5	2.40

4. Both WQ-2 and WQ-6
A2TC4001	292.5	294.5	2.0	3.64
	712.0	713.0	1.0	9.98

C. Central Dachang
(38 trenches as follows: 3 on CD-1, 2 on CD-2, 1 on CD-3, 9 on CD-4, 11 on CD-5, 1 on CD-6, 5 on CD-7 and 6 in other areas of interest)
1. CD-1
A2TC6302	232.0	236.0	4.0	2.00

2. CD-4
A2TC5401	26.0	32.0	6.0	1.41
A2TC6002	135.0	138.0	3.0	2.23
A2TC6401	31.0	35.0	4.0	3.94
A2TC6901	89.0	91.0	2.0	2.51
	137.0	139.0	2.0	2.80

2. CD-5
A2TC5402	55.0	64.0	9.0	6.09
A2TC5601	40.5	55.5	15.0	0.73
	62.5	73.5	11.0	1.30
A2TC6501	118.0	122.0	4.0	1.43
	126.0	131.5	5.5	7.26
A2TC6601	52.0	68.5	16.5	4.89
A2TC6701	283.6	284.6	1.0	12.10
A2TC6702	12.5	21.5	9.0	1.88
A2TC7001	174.0	186.5	12.5	2.25

In addition to the above, 4 trenches were excavated at selected locations on DN-1 and DN-3 with no significant results.

2006 Trenching Program

Five new areas of gold mineralization were discovered through trenching during the 2006 exploration season at Dachang. Three of the new areas of discovery (Placer Valley Anomaly, DMZ East Offset and Little Ruby) are near the Dachang Main Zone resource area in Dachang East. All three of these zones are open along strike and together have an aggregate surface zone length of approximately 1.3 kilometres. Most of the newly discovered zones near the Dachang Main Zone have been trenched on 40m intervals along strike.

The Company has not drill tested these zones.

A map showing these new areas is available on the Company’s website at: www.inter-citic.com.

Placer Valley Anomaly (Dachang East)

The new Placer Valley Anomaly is approximately 600 m to the south of the eastern end of the current Dachang Main Zone. Trenching of Placer Valley Anomaly has revealed a mineralized zone approximately 720 m in length and is open in both directions.

Reported trench assay values at Placer Valley Anomaly include T-2101 with 8.0 m of 10.28 Au gpt, T-3503 with 6.0 m of 10.57 Au gpt, T-3703 with 7.5 m of 10.59 Au gpt, T-3704 with 8.0 m of 10.24 Au gpt, and T-4301 with 17.0 m of 4.28 Au gpt

DMZ East Offset Anomaly (Dachang East)

DMZ East Offset continues along strike off the eastern end of the currently defined Dachang Main Zone. Trenching has delineated a 360 m length of surface mineralization, and the zone is open to the East. Reported trench assay values at DMZ Offset include T-2502 with 3.0 m of 7.29 Au gpt, T-2702 with 17.0 m of 2.40 Au gpt, and T-2904 with multiple zones including 2.0 m of 13.34 Au gpt and 5.5 m of 7.35 Au gpt.

Little Ruby Anomaly (Dachang East)

Little Ruby is approximately 2000 m to the north of DMZ Offset. Trenching of Little Ruby has revealed a mineralized zone approximately 200 m in length and is open to the east. Reported trench assay values at Little Ruby include T-2903 with 22.0 m of 5.11 Au gpt, T-3101 with 4.3 m of 6.80 Au gpt, and T-3302 with 16.6 m of 3.18 Au gpt.

DC-8 (Central Dachang) and DN-5 (Dachang North) Anomalies

Reported trench assay values at DC-8 Anomaly include trench 537501A2 with 4.0 m of 6.02 Au gpt, trench 652501A2 with 12.5 m of 7.91 Au gpt, and trench 657501A2 with 8.0 m of 6.54 Au gpt

Compilation of Results

The following is a summary of gold assays reported for significant gold zones exposed by trenching during the 2006 exploration program:

Trench Assay Summary—2006 Exploration Program

(assay cut-off: 0.5 gpt Au, intervals were determined by geological interpretation of consistent mineralized zones. Broader intervals may include waste intervals of up to 2m.)

Trench Number	From (m)	To (m)	Interval (m)	Grade (gpt Au)
A. Dachang East
1. Placer Valley
T-11902	20.70	22.40	1.70	1.97
4.1m	73.40	75.80	2.40	1.88
T-1301	31.50	34.50	3.00	3.06
10m	40.50	46.00	5.50	2.57
	64.50	69.00	4.50	2.47
T-1501	39.50	40.50	1.00	0.61
T-1701	21.00	23.50	2.50	1.43
T195001	26.00	28.50	2.50	2.90
5.5m	72.50	74.50	2.00	1.84
	88.00	89.00	1.00	2.37
T-2101	17.00	22.00	5.00	4.24
13m	33.00	41.00	8.00	10.28
T-215001	5.50	7.50	2.00	4.04
14m	35.00	38.00	3.00	4.98
	62.00	68.00	6.00	1.36
	79.00	82.00	3.00	3.45
T-2311	16.00	26.00	10.00	1.85
T-2312	15.00	16.50	1.50	1.78
10.5m	27.50	28.50	1.00	0.74
	59.00	60.00	1.00	2.57
	64.00	69.00	5.00	1.41
	84.00	86.00	2.00	2.27
T-235001	14.50	17.50	3.00	1.83
5m	21.00	23.00	2.00	1.65
T-235002	15.00	16.50	1.50	2.22
13.0m	31.50	35.50	4.00	2.18
	44.00	46.00	2.00	1.06
	54.00	56.50	2.50	1.45
	70.00	73.00	3.00	7.07
T-235003	76.00	81.00	5.00	2.33
T-2503	12.00	17.00	5.00	1.29
T-255001	41.00	47.00	6.00	2.06
9m	77.00	80.00	3.00	1.55
T-275001	37.00	40.00	3.00	1.84
6m	59.00	62.00	3.00	4.59
T-2905	8.00	10.00	2.00	2.08
9m	16.00	21.00	5.00	1.41

	24.00	26.00	2.00	8.82
T-3103	105.00	109.00	4.00	3.14
T-3304	60.00	64.00	4.00	5.34
7m	77.50	80.50	3.00	1.32
T-3306	22.00	23.00	1.00	1.36
15m	28.00	32.00	4.00	1.59
	37.50	40.50	3.00	2.26
	47.00	52.00	5.00	2.15
	55.00	57.00	2.00	1.65
T-3503	6.00	7.00	1.00	1.11
8m	18.00	24.00	6.00	10.57
	40.50	41.50	1.00	2.32
T-3703	7.00	8.50	1.50	1.48
12.5m	27.00	34.50	7.50	10.59
	39.50	43.00	3.50	3.01
T-3704	35.00	42.00	7.00	2.29
27m	46.00	47.00	1.00	0.73
	52.00	54.00	2.00	1.18
	60.00	67.00	7.00	1.99
	78.00	80.00	2.00	4.33
	91.00	99.00	8.00	10.24
	104.00	108.00	4.00	6.20
T-4106	8.50	9.50	1.00	1.08
17.8m	20.50	22.00	1.50	0.99
	33.00	39.00	6.00	2.04
	47.70	57.00	9.30	3.47
T-415001	14.00	24.00	11.00	1.77
T-4301	10.50	17.00	6.50	0.64
45.5m	22.50	28.00	5.50	1.28
	31.00	39.00	8.00	1.58
	43.50	45.00	1.50	1.58
	63.00	80.00	17.00	4.28
	83.50	90.50	7.00	1.89
T435002	11.00	14.00	3.00	7.59
7.7m	40.50	43.00	2.50	1.78
	61.80	64.00	2.20	1.63
T-4505	5.00	8.00	3.00	3.05
8m	28.00	30.00	2.00	6.64
	35.00	37.00	2.00	7.53
	83.00	84.00	1.00	1.30
T-4705	13.00	17.00	4.00	2.57
13m	20.50	22.00	1.50	0.59
	46.50	47.50	1.00	4.54
	52.00	53.50	1.50	0.70

	92.00	97.00	5.00	1.11
T-5521	26.00	27.00	1.00	2.30
2m	81.50	82.50	1.00	2.53

2. DMZ East Offset
T-2310	35.00	38.50	3.50	1.10
10.5m	44.00	48.00	4.00	5.20
	64.50	67.50	3.00	2.85
	130.00	134.50	4.50	2.64
T-2502	5.00	6.50	1.50	3.53
18.5m	9.50	12.00	2.50	4.50
	78.50	81.50	3.00	7.29
	95.50	98.00	2.50	4.63
	104.00	113.00	9.00	4.60
T-2702	22.00	39.00	17.00	2.40
31m	65.00	67.00	2.00	4.12
	78.50	81.50	3.00	2.37
	95.00	97.50	2.50	1.01
	124.00	130.50	6.50	1.78
T-2904	6.00	7.50	1.50	0.54
9m	10.50	12.50	2.00	13.34
	99.00	104.50	5.50	7.35

3. Little Ruby
T-2701	23.90	27.90	4.00	2.05
T-2903	14.30	15.80	1.50	7.50
23.5m	26.00	48.00	22.00	5.11
T-3101	18.30	22.60	4.30	6.80
6.3m	25.60	27.60	2.00	2.69
T-3302	6.80	23.40	16.60	4.15
T-3502	7.00	10.00	3.00	2.16
T-3907	10.60	12.20	1.60	1.69

B. Central Dachang
1. DC-8 Anomaly
535001A2	14.00	19.50	5.50	3.39
6.5m	33.00	34.00	1.00	0.64
537501A2	11.00	15.00	4.00	1.38
8m	17.80	21.80	4.00	6.02
650201A2	14.40	16.40	2.00	2.16
8m	20.90	27.10	6.20	1.49
652501A2	19.50	27.00	7.50	1.01
20m	46.00	58.50	12.50	7.91
657501A2	31.60	39.60	8.00	6.54

662501A2	21.30	22.80	1.50	5.37
665001A2	22.00	25.00	3.00	1.92
667501A2	10.00	11.50	1.50	1.15
2.56m	20.50	23.50	3.00	1.41

C. Dachang North
1. DN-5
8601A3	99.50	109.00	9.50	0.96
8801A3	92.40	95.40	3.00	1.66
	112.00	115.00	3.00	0.56
	164.00	167.00	3.00	0.58
802501A3	12.50	13.50	1.00	1.76
845001A3	61.00	67.00	6.00	1.35
	70.00	71.40	1.40	1.18
855001A3	55.30	56.40	1.10	3.82

In addition to the above, trench T-12301 at Dachang East returned assay values of 8.11 gpt gold over 9.0 metres.

The Company believes that trenching continues to be one of the most successful and cost-effective methods of gold exploration at Dachang due to the thin soil cover and near-surface mineralization observed throughout the property. A consistent spatial relationship has been observed between the gold in soil anomalies, trench values and underlying strongly altered and mineralized fault zones.

In every case trenching was able to expose the source of the soil geochemical anomaly. Very little if any gold displacement occurs between the soil anomaly and the bedrock gold zone, indicating very little gold migration from the source. Further trenching is planned for many of the additional targets in 2007.

The Company also sampled a number of trenches previously excavated on the property by Inter-Citic’s partner, QGSI. All of the trenches sampled returned good gold values. None of these trenches have been subjected to drill testing below the exposed areas, nor have the trenches been excavated across the full width of the Dachang Fault Zone. All trenches sampled were excavated by backhoe and most reached broken bedrock at depths of 1.5 to 2.0 metres. Samples were collected using 1.0 to 1.5 metre chip samples each weighing approximately 3 to 5 kg.

Trench Number	Section Number	Sample Number	Width (Metres)	Assay Grade (gpt)
TC- 9503	860 North	C1 to C2*	2.2	3.29
TC- 9502	860 North	C3 to C5*	3.0	2.67
TC 6301 E	220 North	C1 to C3	3.1	7.56
TC 6301 W	220 North	C1 to C2	2.3	6.9
TC- 10501	1060 North	C1 to C4 C5 to C6	9.2 2.2	3.06 2.27
TC- 10101	960 North	C1 to C4	4.0	12.35
TC- 11102	1180 North	C1 to C4	4.0	11.58
TC -11302	1210 North	C1 to C11 C1 to C9 C10 to C11	16.7 9.0 2.0	6.07 8.90 10.35

*	Trenches TC- 9503 and TC- 9502 are on the same line, approximately 5 metres apart.

Exploration Shaft Samples:

Samples were taken from eight 10 to 20 m deep test shafts previously excavated by the Company’s partner QGSI along a 1,340 m section of the DFZ. Samples ranged in size between approximately 3 and 5 kg. In total 12 samples were sent to the lab for fire assay with the best result returning 24.4 gpt gold. Results are as follows:

Sample Number	Gold Assay Gpt	Easting	Northing	Section Number
G-1	24.40	4250790	3910501	140 South
G-2	1.38	4249557	3911188	1200 North
G-4	3.76	4249940	3911061	850 North
G-5	3.98	4250090	3911017	700 North
G-6	0.18	4250090	3911017	700 North
G-7	5.56	4250247	3910968	540 North
G-8	0.14	4250247	3910968	540 North
G-9	11.00	4250392	3910837	350 North
G-10	0.17	4250392	3910837	350 North
G-11	2.80	4250603	3910607	60 North
G-12	18.70	4250620	3910601	60 North
G-13	6.13	4250691	3910571	25 North

5.4.5.6 Diamond Drilling

The Company has drilled a total of 138 NQ diamond drill holes (total of 21,414 m), on the Dachang Main Parcel during the 2004, 2005 and 2006 exploration programs. Drilling completed in 2004 was designed to determine the location of major geologically inferred structures in the northwest corner of the Main Parcel and to test the encouraging trench assays at NR-TC-2 and NR-TC-4 previously discussed. The 2005 drilling program was designed to probe encouraging gold mineralization exposed by trenching. During 2006, the Company focused drilling in Dachang East, on the Company’s N.I 43-101-compliant inferred mineral resource estimate of 5.7 million tonnes grading 7.0 gpt Au (approximately 1.3 million oz of Au contained) as described in the Company’s press releases of December 3, 2003 and March 12, 2004.

Drill core was typically sampled at 1 m intervals; however, depending on geology the samples may have been taken at intervals of less than 1.0 m in areas of increased interest or from in 1.5 to 2.0 m intervals in other areas.

2004 Drill Program

15 diamond drill holes (3,623 m) were completed during the 2004 exploration program. Holes CJV-1, 2 and 4 (totalling 460.5 m), tested a northwesterly trending structure parallel to and in the northwest corner of the Western Quarter and parallel and approximately 2 km south of the CBx Thrust Fault. Holes CJV-3, 5, 6, 7, 8, 9, 13 and 14 (totalling 2,390.7 m), were collared to test the CBx Thrust Fault at selected locations along strike. The remaining four holes CJV-10, 11, 12 and 15 were drilled to test the gold mineralization exposed in NR-TC-2 and 4.

The 2004 diamond-drilling program led to the definition of two major structural zones on the Main Parcel. The location of the geophysically inferred CBx Thrust Fault was determined along strike for approximately 2 km and where exposed in outcrop and intersected in drilling, the CBx Thrust Fault is up to 100 m wide, exhibits a shallow dip (20-45 degrees N +/-) and is characterized by calcareous clastic rocks, siltstones, tectonic breccias and quartz-carbonate stockworks. Silicification, carbonatization, sericitization and hematitization are common and locally intense. Arsenopyrite, pyrite and stibnite are locally present as sulphide disseminations (2-5% total sulphide) and narrow, more massive veinlets.

The results of holes CJV-10, 11, 12 and 15 were very encouraging. Hole CJV-15 (200.3 m), intersected 6.4 gpt Au over 8.5 m, approximately 110 m vertically below the gold mineralization exposed in trench NR-TC-2. Holes CJV-10, 11 and 12 were drilled 600 m along strike to the northwest and hole CJV-11 intersected 3.55 gpt Au over 4.5 m. Holes CJV-10 and CJV-11 did not reach this zone and did not encounter any significant gold mineralization.

The above represents intersected widths. The Company is unable to determine the true width of the mineralized zones due to limited drilling to date. The mineralized fault structures, however, are assumed to be near vertical.

2005 Drill Program

During the 2005 drilling program the Company completed 22 NQ diamond drill holes (total of 2,487 m). Drilling was carried out on North River and Central Dachang. Drilling at North River tested gold mineralization exposed in trenching at NR-1 and on the gold zone intersected during the 2004 program in hole CJV-15 at NR-2.

On anomaly NR-1, four widely spaces holes (CJV-25 to CJV-28), totalling (total of 774.2 m) were drilled on two separate fault structures. Limited drill testing of the NR-1 anomaly returned a “best result” of 1.1 gpt Au over 9.0 m, defining the core of the fault zone.

At NR-2, twelve holes (CJV-16 through CJV-24, and CJV-29 through CJV-31 and totalling 1546.7 m) were drilled on the dominant fault structure in the NR-2 anomaly – the “NR-2 Fault Zone”. This drilling was follow-up work on gold mineralization intersected in drill hole CJV-15, which was drilled during the 2004 program and intersected 6.4 gpt Au over 8.5 m.

Core recovery in the drill holes was consistently well in excess of 90%.

The following summarizes the significant gold intersections reported on the NR-2 Fault Zone:

Drill Hole	Anomaly / Line	Intersection	Interval	Assay
CJV-16 [1]	NR-2 /Line 51	74.5 m to 81.5 m	7.0 m	7.59 gpt Au
CJV-17	NR-2 /Line 51	169.0 m to 186.0 m	17.0 m [3]	2.67 gpt Au
CJV-19	NR-2 /Line 52	109.0 m to 110.5 m	1.5 m	3.29 gpt Au
CJV-24	NR-2 /Line 53	108.4 m to 110.6 m	2.2 m	12.64 gpt Au
CJV-29	NR-2 /Line 52	12.1 m to 18.9 m	6.8 m 2.0 m	5.45 gpt Au 6.25 gpt Au

CJV-23 [3]	NR-2 / Line52	69.5 m to 71.2 m	1.7 m	1.63 gpt Au

Notes:

[1]	The gold mineralization intersected in hole CJV-16 was intersected at a vertical depth of 55.0 m and is vertically below the mineralization exposed in trench A1-TC-5101 reporting 10.25 gpt Au over 4.0 m.
[2]	The 17.0 m interval reporting 2.67 gpt Au includes 7.08 gpt Au over 4.5 m.
[3]	Hole CJV-23 was abandoned at the south edge of the NR-2 Fault Zone; however, the southern contact of this fault returned 1.63 gpt Au over 1.7 m as noted above.

Drilling on NR-1 appears to have intersected a flat-lying zone of low-grade gold mineralization associated with a series of thrust faults. These faults have been tested by only one cross-section. Anomaly NR-1 is defined by trenching and exhibits a strike length of 2 km.

The drilling on NR-2 has defined the NR-2 Fault Zone gold bearing zone and the North River Inferred Mineral Resource of 1.28 million tonnes grading 5.58 gpt Au (238,000 oz of Au contained), as detailed in the Company’s press release of December 12, 2005. The NR-2 Fault Zone is open along strike and to depth. Further drilling is warranted to define the on-strike continuity and depth extent of this significant gold zone.

The remaining six diamond drill holes were drilled on the Central Dachang district of the Main Parcel and were located to test encouraging gold mineralization exposed by trenching on known gold soil geochemical anomalies. The holes were collared to intersect the down dip extension of this mineralization from two directions (referred to as a “scissor effect”). This was done to confirm the dip of the mineralization. Three of the six drill holes encountered significant gold mineralization, including CJV-32 with 3.3 gpt Au over 5.8 m, CJV-35 with 4.5 gpt Au over 2.5 m, and CJV-37 with 3.8 gpt Au over 4.2 m. The remaining three drill holes, which scissored the above holes, were abandoned due to bad ground conditions.

The following table summarizes these results:

Drill Hole	Anomaly / Line	Intersection	Interval	Assay

CJV-32	CD-5 / Line 54	47.1 m to 52.9 m	5.8 m	3.32 gpt Au

CJV-33	CD-5 / Line 54	Abandoned due to bad ground

CJV-34	CD-5 / Line 66	Abandoned due to bad ground

CJV-35	CD-5 / Line 66	32.6 m to 35.1 m	2.5 m	4.5 gpt Au

CJV-36	Line 67	Abandoned due to bad ground

CJV-37	Line 67	12.4 m to 16.6 m	4.2 m	3.81 gpt Au

Holes CJV-32 and CJV-33 were drilled on the western end of gold soil geochemical anomaly CD-5 (on line 54). Hole CJV-32 was drilled northerly (024 degrees) at minus 45 degrees to a depth of 80.0 m. This hole intersected 3.32 gpt Au over 5.8 m. Hole CJV-33 was drilled southerly (204 degrees) at minus 45 degrees to a depth of 43.0 m, but was abandoned due to bad ground before intersecting the target gold zone.

Holes CJV-34 and CJV-35 tested gold-in-soil geochemical anomaly CD-5 (line 66) approximately 2.4 km to the east along strike from hole CJV-32 and CJV-33. CJV-34 and CJV-35 were drilled to test the mineralization exposed in trench A2-TC-6601, which returned 7.3 gpt Au over 12.0 m. Hole CJV-34 was drilled to the north (024 degrees) at minus 45 degrees to a depth of 117.0 m, but had to be abandoned due to bad ground and did not intersect the target gold zone. Hole CJV-35 was drilled to the south (204 degrees) at minus 45 degrees to a depth of 67.5 m and intersected 4.50 gpt Au over 2.5 m.

Holes CJV-36 and CJV-37 tested a satellite gold soil geochemical anomaly located parallel to and approximately 900 m north of anomaly CD-5 and were drilled to intersect the encouraging gold mineralization exposed in trench A2-TC-6702, which returned 2.5 gpt Au over 18.0 m including 4.1 gpt Au over 7.0 m. Hole CJV-36 was drilled to the south (024 degrees) at minus 45 degrees to a depth of 79.3 m, but was abandoned due to bad ground before hitting the target gold zone. Hole CJV-37 was drilled to the north (204 degrees) at minus 45 degrees to a depth of 72.3 m and intersected 3.8 gpt Au over 4.2 m.

The above represents intersected widths. The Company is unable to determine the true width of the mineralized zones due to limited drilling to date.

2006 Drill Program

The 2006 drill program of the Company consisted of 101 diamond drill holes (total of 15,304 m). Drilling was carried out primarily on Dachang East. Dachang East hosts a mineralized area with an exposed strike length of over 2 km that is open in both directions. This area was previously exposed in work conducted by

Inter-Citic’s partner, the Qinghai Geological Survey Institute. Mineralization is contained within a variably 25 to 100 m-wide fault structure (“The Dachang Fault Zone” or “DFZ”). The DFZ is a complex structure that is steeply dipping at 75 to 90 degrees.

A total of 96 drill holes on Dachang Main Zone (DMZ) have reported gold mineralization. Initial 40-m spaced trenches defined a well-mineralized fault zone along a continuous 2.5 km strike length. The gold mineralization detected in all holes has been related to sulphides (1%-5% pyrite and arsenopyrite). This gold bearing sulphide deposit was then systematically drill tested by 3-to-5 hole, NQ and HQ diamond drill hole fences at 120-m spaced sections along its entire 2.5 km strike length. In addition the Company drilled several closer spaced sections (40m) to further establish mineralization continuity. This work defined a 60 to 70 degree south dipping series of sulphide replacement zones with aggregate widths of between 7 to 23 m across the known strike length of the DMZ, which still remains open to depth and along strike. Given the continuous nature of the surface mineralization along a 2.5 km strike length, the company elected to test only the potentially open-pittable portion of the DMZ, so holes drilled to date have not yet tested the structure below a vertical depth of 200 m. The majority of holes drilled on the Dachang Main Zone have been relatively shallow (typically less than 150m in depth), and are showing continuity of width

Drill core recovery has averaged in excess of 90%, with relatively poorer core recovery in steeply angled holes. The Company believes that poor core recovery evident in steeply dipping holes may be a factor in returning lower gold assay values in some holes. The Company began using HQ drill core in the latter part of 2006, and is pleased with the improved core recovery from the fault zone.

Summary of results:

Hole Number	Section	Intersection		Core Interval (Metres)	Gold Assay gpt	Comments
		From (metres)	To (metres)
CJV-41	540N	No Significant Results
CJV-42	540N	No Significant Results
CJV-43	1260N	139.0	154.0	15.0	2.20
CJV-44	1260N	No Significant Results
CJV-45	700N	59.0	78.0	19.0	2.94
CJV-46	700N	68.0	77.0	9.0	3.20
CJV-47	700N	8.2	16.0	7.8	2.44
		29.0	58.0	29.0	2.30
CJV-48	540N	8.0	15.0	7.0	1.09
		32.0	40.0	8.0	0.95
		64.0	66.0	2.0	2.96
CJV-49	1650N	36.0	38.0	2.0	0.75
		45.0	49.0	4.0	1.12
		81.0	83.0	2.0	4.29
		87.0	98.0	11.0	2.46	Includes 5.25 gpt gold over 4.0 m
CJV-50	1650N	105.0	136.0	31.0	2.69	Includes 5.20 gpt gold over 8.0 m
CJV-51	1260N	76.0	78.0	2.0	1.97
		82.0	85.0	3.0	1.05
		89.0	95.0	6.0	6.48	Includes 11.49 gpt gold over 3.0 m
CJV-52	260S	23.0	25.0	2.0	1.83
		44.0	46.0	2.0	4.76
		66.0	68.0	2.0	1.73
		145.0	147.0	2.0	1.38
CJV-53	260S	46.0	48.0	2.0	0.80
CJV-54	260S	144.0	146.0	2.0	3.54
		198.0	204.0	6.0	2.66	Includes 5.87 gpt gold over 2 m
CJV-55	125S	68.0	72.0	4.0	6.20
CJV-56	13500	34.5	39.5	5.0	2.33
		42.5	48.5	6.0	4.07
CJV-57	13500	53.0	59.0	6.0	6.44
		88.0	110.0	22.0	2.54
CJV-58	8700	20.0	34.0	13.0	3.47

CJV-59	8700	85.0	88.0	3.0	1.14
		118.0	132.0	14.0	4.76
CJV-60	13500	187.0	189.0	2.0	0.78
		204.0	206.0	2.0	5.68
CJV-61	14300	15.0	17.0	2.0	2.76
		22.0	29.0	7.0	4.21
		64.0	71.0	7.0	7.91
CJV-62	14300	37.0	39.0	2.0	1.30
		51.0	53.0	2.0	4.75
CJV-63	14300	18.0	26.0	8.0	3.55
		40.0	51.0	11.0	3.07
CJV-64	14300	54.0	62.0	8.0	1.65
CJV-65	9300	15.0	38.6.0	23.6	7.90
CJV-66	13900	30.0	52.0	22.0	3.06
		30.0	42.0	12.0	4.09
CJV-67	9300	21.0	26.0	5.0	1.46
		54.0	63.0	9.0	3.03
		77.0	84.0	7.0	3.13
CJV-68	16500	123.0	126.0	3.0	1.32
		130.0	136.0	6.0	2.66
CJV-69	9300	113.0	134.0	22.0	5.71
CJV-70	16500	No Significant Results
CJV-71	16500	No Significant Results				Drilled south of the DFZ to test for parallel structures - was not expected to test the DMZ.
CJV-72	9300	120.0	141.0	21.0	1.95
CJV-73	13500	137.0	141.0	4.0	9.00
		177.0	179.0	2.0	1.34
CJV-74	11500	8.0	33.0	25.0	6.78
CJV-75	11500	11.0	23.0	12.0	4.07
		35.2	37.8	2.6	1.03
		68.0	70.0	2.0	1.40
CJV-76	12300	17.0	33.0	16.0	5.80
CJV-77	12300	24.0	43.0	19.0	1.74
		64.0	66.0	2.0	2.5
CJV-78	11500	34.0	43.0	9.0	1.57
CJV-79	11500	28.2	32.2	4.0	2.91
		43.0	46.0	3.0	1.30
CJV-80	12300	24.0	35.0	11.0	2.17
		50.0	51.0	1.0	5.37
		64.0	74.0	10.0	2.07
CJV-81	12300	29.0	38.0	9.0	7.86
		85.0	87.0	2.0	5.83
		100.0	110.0	10.0	7.08
CJV-82	11500	102.0	107.0	5.0	2.35
CJV-83	12300	123.0	129.0	6.0	2.57
		142.0	147.0	5.0	0.56
		165.0	171.0	6.0	3.85
CJV-84	11500	58.0	60.0	2.0	7.27
		65.0	69.0	4.0	2.56
		86.0	90.0	4.0	1.59
		93.0	95.0	2.0	2.61
		99.0	108.0	9.0	2.26
		113.0	126.0	13.0	5.87
		156.0	162.0	6.0	2.66
CJV-85	12900	78.0	82.0	4.0	2.12
CJV-86	8100	9.2	14.1	4.9	5.31
		34.0	37.0	3.0	5.97
CJV-87	12900	38.0	45.0	7.0	0.81
		69.0	72.0	3.0	1.28
CJV-88	8100	55.0	60.0	5.0	8.15
CJV-89	11100	42.0	45.0	3.0	3.64
CJV-90	11100	29.0	56.0	27.0	5.34
CJV-91	8100	106.0	109.0	3.0	0.84
CJV-92	11100	53.0	73.0	20.0	3.56
		76.0	89.0	13.0	5.49

CJV-93	5100	29.0	31.0	2.0	1.23
CJV-94	11100	46.0	48.0	2.0	1.56
		64.0	67.0	3.0	4.40
		108.0	113.0	5.0	6.44
		133.0	135.0	2.0	7.60
CJV-95	5100	37.0	49.0	12.0	3.50
		62.0	70.0	8.0	3.90
		88.0	91.0	3.0	3.56
		174.0	188.0	14.0	2.06
CJV-96	10700	48.0	56.0	8.0	1.73
		63.0	74.0	11.0	5.95
CJV-97	10700	84.0	86.0	2.0	1.12
		93.0	97.0	4.0	1.90
		128.0	135.0	7.0	3.35
		148.0	150.0	2.0	1.18
CJV-98	10700	64.0	81.0	17.0	3.01
		89.0	94.0	5.0	5.34
CJV-99	10000	26.0	29.0	3.0	6.36
CJV-100	10000	25.0	29.0	4.0	4.00
		35.0	40.0	5.0	20.41
CJV-101	10100	55.0	61.0	6.0	3.92
		63.0	77.0	14.0	2.31
CJV-102	10100	53.0	57.0	4.0	1.97
		61.0	65.0	4.0	1.14
		69.0	75.0	6.0	6.55
		99.0	108.0	9.0	4.97
CJV-103	10100	91.0	93.0	2.0	0.74
		140.0	142.0	2.0	3.11
CJV-104	6700	No Significant Results
CJV-105	6700	44.0	46.0	2.0	2.87
		50.0	54.0	4.0	1.91
		84.0	86.0	2.0	6.56
CJV-106	6700	98.0	100.0	2.0	0.77
		120.0	127.0	7.0	5.03
CJV-107	9300	69.0	72.0	3.0	2.67	Stopped short of DMZ fault zone
CJV-108	11700	14.0	16.0	2.0	10.05
		20.0	22.0	2.0	2.06
		36.0	40.0	4.0	1.93
CJV-109	11107	36.0	41.0	5.0	3.27
		44.0	45.0	1.0	1.11
		53.0	58.0	5.0	2.72
		61.0	64.0	3.0	2.30
CJV-110	12100	11.0	13.0	2.0	3.34
		16.0	28.0	12.0	4.42
		31.0	37.0	6.0	1.58
		43.0	47.0	4.0	0.60
		51.0	60.0	9.0	2.34
CJV-111	12100	31.0	43.0	12.0	2.14
		51.0	52.0	1.0	0.98
		56.0	59.0	3.0	2.63
		66.0	76.0	10.0	1.66
		81.0	85.0	4.0	2.81
CJV-112	12100	41.7	42.7	1.0	1.11
		59.0	61.0	2.0	0.80
		81.0	97.0	16.0	1.52
		103.0	104.0	1.0	0.82
CJV-113	11700	53.0	66.0	13.0	4.66
		72.0	82.0	10.0	2.53
CJV-114	13200	25.0	26.0	1.0	3.38
		31.0	35.0	4.0	4.40
		40.0	41.0	1.0	0.63
		46.0	47.0	1.0	0.51
		52.0	71.0	19.0	1.99
CJV-115	12100	61.0	62.0	1.0	1.29
		68.0	69.0	1.0	2.03
		110.0	116.0	6.0	1.93

		124.0	126.0	2.0	1.51
CJV-116	12400	147.0	156.0	9.0	4.57
		201.0	203.0	2.0	1.02
		209.0	210.0	1.0	0.60
CJV-117	11900	90.1	91.1	1.0	3.61
		115.0	120.0	5.0	3.38
		128.0	129.0	1.0	0.67
		133.0	134.0	1.0	1.14
		139.0	142.0	3.0	4.22
		148.0	154.0	6.0	2.10
		161.0	163.0	2.0	1.13
		167.0	168.0	1.0	5.79
		177.0	180.0	3.0	3.81
CJV-118	12700	13.0	14.0	1.0	0.54
		17.0	22.0	5.0	2.51
		29.0	31.0	2.0	1.22
		41.0	47.0	6.0	1.93
CJV-119	11700	112.0	113.0	1.0	1.76
		137.0	138.0	1.0	1.12
		147.0	151.0	4.0	1.84
		156.0	160.0	4.0	1.10
		164.0	168.0	4.0	1.74
CJV-120	10700	71.0	75.0	4.0	15.64
		78.0	79.0	1.0	1.10
		101.0	102.0	1.0	0.93
		105.0	106.0	1.0	0.79
		114.0	116.0	2.0	4.11
		137.0	139.0	2.0	2.53
		178.0	179.0	1.0	1.06
		204.0	206.0	2.0	2.26
CJV-121	13900	77.0	78.0	1.0	0.55
		84.0	89.0	5.0	1.75
CJV-122	9300	123.0	125.0	2.0	1.51
		149.0	162.0	13.0	1.99
		171.0	173.0	2.0	1.93
		179.0	180.0	1.0	4.52
		183.0	185.0	2.0	2.57
CJV-123	10100	84.0	87.0	3.0	1.25
		113.0	114.0	1.0	0.50
		164.0	166.0	2.0	5.91
		169.0	170.0	1.0	8.59
		185.0	189.0	4.0	0.53
		228.0	229.0	1.0	4.57
CJV-124	9300	No Significant Results				Stopped short of DMZ fault zone
CJV-125	10300	54.0	55.0	1.0	0.68
		77.0	80.0	3.0	1.48
		84.0	99.0	15.0	2.80
CJV-126	10100	54.0	55.0	1.0	3.50
		61.0	69.0	8.0	1.42
		177.0	180.0	3.0	3.71
		191.0	192.0	1.0	0.54
		219.0	220.0	1.0	0.75
		224.0	225.0	1.0	1.31
CJV-127	13900	53.0	55.0	2.0	2.30
		62.0	66.0	4.0	2.88
		103.0	106.0	3.0	2.06
		109.0	118.0	9.0	3.71
		121.0	127.0	6.0	6.14
CJV-128	13200	52.0	58.0	6.0	1.92
		84.0	92.0	8.0	1.93
		95.0	96.0	1.0	0.86
		99.0	101.0	2.0	5.66
		120.0	122.0	2.0	1.35
CJV-129	13200	88.0	89.0	1.0	1.29
		103.0	106.0	3.0	2.22
		111.0	112.0	1.0	1.31

		121.0	123.0	2.0	5.59
		130.0	135.0	5.0	1.10
		139.0	145.0	6.0	2.28
CJV-130	7600	23.0	26.0	3.0	5.26
CJV-131	7600	16.0	17.0	1.0	5.11
		59.0	61.0	2.0	0.98
CJV-132	7100	39.0	40.0	1.0	5.38
		45.0	46.0	1.0	5.17
		53.0	54.0	1.0	0.68
CJV-133	7100	22.0	23.0	1.0	0.56
		101.0	112.0	11.0	2.41
		119.0	127.0	8.0	2.87
		130.0	132.0	2.0	1.91
CJV-134	7100	24.0	25.0	1.0	0.84
		66.0	72.0	6.0	4.19
CJV-135	14300	50.0	52.0	2.0	1.65
		98.0	101.0	3.0	7.37
		140.0	147.0	7.0	3.87
		159.0	160.0	1.0	0.81
		170.0	171.0	1.0	0.92
CJV-136	14900	58.0	59.0	1.0	0.50
		76.0	77.0	1.0	2.27
		81.0	86.0	5.0	1.01
		139.0	140.0	1.0	0.56
CJV-137	14900	14.0	15.0	1.0	2.23
		99.50	100.50	1.0	1.62
		117.0	123.0	6.0	2.09
		129.0	130.0	1.0	2.67
		136.0	137.0	1.0	0.54
CJV-138	15700	84.0	85.0	1.0	0.83
		107.0	108.0	1.0	2.06
		112.0	113.0	1.0	0.53
		122.0	123.0	1.0	2.77
		127.0	128.0	1.0	4.44
		131.0	133.0	2.0	2.41
CJV-139	15700	88.0	89.0	1.0	0.50
		142.0	144.0	2.0	1.59
		152.0	153.0	1.0	1.75
		195.0	196.0	1.0	1.53
CJV-140	5500	59.0	61.0	2.0	1.82
		67.0	68.0	1.0	0.70
		168.0	181.0	13.0	4.35
CJV-141	5500	34.0	35.0	1.0	2.39	Stopped short of DMZ fault zone
		80.0	81.0	1.0	1.10

Note: Assay cut-off for the above table was at 0.5 gpt Au, however, intervals were determined by geological interpretation of consistent mineralized zones. Broader intervals may include waste intervals of up to 2m. There was no evidence of nugget effect and none were topcut. True widths for the intervals above have yet to be determined.

Drill holes CJV-45, 46 and 47 were drilled on line 700N, which is 560 m east of holes 43 and 44 and 160 m west of holes 41 and 42. Holes CJV-43 and 44 were drilled 720 m to the west on section 1260N. Holes CJV-41 and 42 were drilled on section 540N to test the DFZ below a well-mineralized surface test pit. Both holes failed to detect any significant mineralization.

Results from three other drill holes from the North River District at Dachang did not show any significant gold values.

5.4.6 Mineralization

The Chinese government reports that analyses of heavy mineral concentrates and examination of polished thin sections indicated that the main metallic minerals are free gold, pyrite, arsenopyrite, stibnite, chalcopyrite, galena and sphalerite. Oxide minerals include limonite, malachite, and antimony oxides.

Gangue minerals consist of quartz, feldspar, calcite, clay and sericite. Chemical analyses show this area is characterized by high concentration of Au, S, As, Sb and low concentrations of Ag, Cu, Pb, and Zn.

Mineral textures are described as granular, metamorphic, cataclastic and mortar textures. Structures are described as dissemination and breccias.

On the basis of macroscopic and microscopic studies, paragenesis, type of occurrence and metallogenic character, the mineralization at Dachang is divided into two types: free gold-sulphide-alteration cataclastic rock type, and free gold-pyrite vein type.

The Company has not done any polished section work to confirm the work done by the Chinese government, although visual observation of mineralization exposed by trenching and observed in drill core supports the Chinese conclusions. Additionally, in 2004, the Company completed limited thin section work on selected samples taken from drill holes CJV-6, 7 and 9 to confirm the lithology at Dachang. This work confirmed that the host rocks at Dachang are sedimentary rocks composed of mainly argillite and carbonate rock (micrite) and that the rocks are locally silicified and carbonatized with local evidence of chloritization and sericitization. Disseminated pyrite, arsenopyrite and stibnite are present.

5.4.7 Sampling and Analysis

Exploration at Dachang was conducted with the assistance of numerous professionals from QGSI, working in co-operation with Inter-Citic’s technical team on site and supervised by Garth Pierce, Vice-President of Exploration. Mr. David. G. Wahl, P.Eng., P.Geo., acted as the Company’s internal qualified person for the project under the requirements of N.I. 43-101 until approximately July of 2006. Since that time, Mr. B. Terrence Hennessey, of Micon International Limited, has acted as the Company’s independent qualified person for the project.

The sampling program at Dachang included collection of soil samples at designated intervals of established grids, the collection of channel samples of geologically significant intervals exposed by trenching and split core samples over geologically significant intervals intersected during drilling.

In all cases, the sample interval and methodology are consistent with industry standards.

The Company believes that because of its sampling approach any potential impact on the accuracy or reliability of results is minimal, that samples collected are representative of the rock at each site, and that there are no known factors that may have resulted in bias.

Soil Samples

Conventional B-horizon soil samples were taken over 214 km2 and tested for gold, arsenic and antimony as part of the geochemical survey done by the Company at Dachang. Samples were taken every 20 m on grid lines established at 200 m intervals, except in Southwest Dachang, where samples were taken every 20 m on grid lines established at 400 m intervals (representing approximately 24 km2 out of 161 km2 tested). This sample density is consistent with the sample density used at Dachang East for base level comparison and is adequate to locate the typical Dachang gold zones. Soil samples were air dried on site and delivered to an independent arm’s length Chinese government laboratory in Xi’an, Shaanxi, China, the Research Center of Xi’an Institute of Geology and Mineral Resources, or to the Qinghai Institute of Rock & Mineral Testing and Application, located in Xining, Qinghai (also independent). Gold content in the soil was determined by analyzing 10 g samples of minus 200-mesh, adding 10 ml 1:1 aqua regia, absorbing with active carbon, reducing to ashes, dissolving in another 5 ml 1:1 aqua regia with gold detection by spectrophotometer. See section 5.4.5.4, above, for additional information with respect to sampling and analysis of soils.

Trench Samples

Trench chip-channel samples were taken at geologically established intervals consistent with the width of each mineralized area exposed in the trench. The sample interval was typically one meter. The individual samples collected over the designated intervals are representative of the material for the respective intervals. The sample interval and collection methodology are consistent with industry standards.

Each of the trenches listed above was excavated on lines spaced variably at a minimum of 40 m to a maximum of 400 m intervals. All trenches sampled in 2006 were excavated by backhoe and most uncovered broken bedrock at depths of 1.5 to 2.5 m, which was typically altered and highly deformed sediments. All trenches are mapped in detail and channel samples are taken at one metre intervals across all mineralized zones. The gold bearing zones intersected coincided with areas of secondary sulphide enrichment in these Triassic sediments.

Samples were collected using 1.0 to 1.5 m chip samples, each weighing approximately 3 to 5 kg. Qualified Chinese geologists and technicians under the direct field supervision of Mr. Garth Pierce, Inter-Citic’s Vice President of Exploration, carry out the trench sampling.

Each sample is secured and transported to the Qinghai Institute of Rock and Mineral Testing and Application, located in Xining, Qinghai, PRC, or to the Research Center of Xi’an Institute of Geology and Mineral Resources located in Xi’an, Shaanxi Province, PRC, both independent arm’s length Chinese government laboratories. At each respective laboratory, each sample is dried, crushed and a portion ground to minus 200 mesh. The gold content of each sample was determined by analyzing a 20 gram sample of the minus 200 mesh material through an aqua regia acid digestion and then analyzed for gold using atomic absorption. Accuracy of the results is tested through the systematic inclusion of standards and replicate samples.

Drill Core Samples

Drill core samples were taken at geologically significant intervals, typically over one metre. Core recovery was in excess of 90%. The designated sample intervals were cut with a diamond saw by qualified technicians. One half of the cut core was selected for assay with the remaining half being placed back into the core box. Care was taken to ensure that neither half of the core represents a bias with respect to the nature and mineral content of the sample. The sample interval and methodology are consistent with industry standards. Drill core samples were shipped to SGS Geochemical Laboratories (“SGS”) located in Kunming and Tianjin, China for sample preparation and 50g fire assay with AA finish. SGS is the world’s leading inspection, verification, testing and certification company. Analytical work is performed in accordance with recognized standards such as ASTM, ISO, JIS, and other accepted industry standards. Accuracy of the results is tested through the systematic inclusion of certified reference standards, blanks and duplicate samples.

5.4.8 Security of Samples

All of the samples collected at Dachang are stored in a restricted secure storage area. Samples are shipped by truck to Golmud and delivered to Inter-Citic’s courier agent in Golmud for shipment to the various laboratories for analysis. Inter-Citic’s courier agents are present at all transhipment points between Golmud and the laboratories. All the laboratories used by Inter-Citic for drill core analysis are ISO approved and subject to the security protocols of that designation. Exploration at Dachang was conducted with the assistance of the numerous professionals from QGSI, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Vice-President of Exploration.

5.4.9 Mineral Resources and Mineral Reserve Estimates

In March 2004, Dr. George Cargill, P.Eng prepared an independent N.I. 43-101-compliant technical report on the Dachang Property. As part of his report Dr. Cargill reviewed the QGSI defined inferred mineral resource estimate for the Dachang Main Parcel (specifically within Dachang East) and subsequently reported a N.I 43-101-compliant inferred mineral resource estimate of 5.7 million tonnes grading 7.0 gpt Au (approximately 1.3 million oz of Au contained) as described in the Company’s press releases of December 3, 2003 and March 12, 2004. A copy of Dr. Cargill’s technical report is available from the Company’s website (www.inter-citic.com) or from SEDAR at www.sedar.com.

In addition to the above, on December 12, 2005, the Company reported an additional N.I. 43-101-compliant inferred mineral resource of 1.28 million tonnes grading 5.81 gpt Au (approximately 238,000 oz of Au contained) within the NR-2 Fault Zone, defined along an 800-meter strike length of the fault from surface to vertical depths up to 200 m. The following details the results of an inferred mineral resource estimate on the NR-2 Fault Zone, which was established as a result of exploration work performed by the Company in 2004 and 2005. This resource estimate was completed by David G. Wahl, Inter-Citic’s Vice President of Resource Development and the qualified person for the project under the requirements of N.I. 43-101 at that time, and is in compliance with CIM resource definitions referenced in N.I. 43-101. In June of 2006, the Company prepared an updated technical report for Dachang, which is available from the Company’s website (www.inter-citic.com) or from SEDAR at www.sedar.com.

Trenching and shallow drill testing of the NR-2 Fault Zone has defined a structurally controlled 800 m long zone of gold mineralization to depths up to 200 m. The mineralization remains open at depth and along strike to the west. The inferred mineral resource estimate is based on the results of exploration drilling and trenching programs carried out since September 2004.

The inferred mineral resource estimate incorporates results from the surface trenching program and the results of 13 NQ diamond core holes, totalling 1,747 m. These holes were drilled on sections established at 200 m intervals along the currently known strike of the mineralized zone. Drill sections, incorporating geology and assay results, were drawn across the mineralized zone and a vertical longitudinal section was constructed along strike incorporating the trenching and drilling data. Resource blocks were drawn on the longitudinal using an area of influence equal to one half of the distance from the nearest data point. The resource blocks were extended to depth and along strike equal to one half of the distance from the nearest data point. Block areas were calculated and subsequently the resource block volumes calculated using the horizontal thickness of the mineralized intersection, which established the pierce point for the drill hole on the longitudinal. Resource tonnage for the individual blocks was calculated using a density of 2.7. The density was calculated based on tests completed during Dr. Cargill’s review of the Dachang East Resource estimation. Given the similarity in geology between NR-2 Fault Zone and Dachang East a new density was not calculated for the NR-2 Fault Zone resource estimate. These drill intersections and resource block details are tabulated on the Company website (www.inter-citic.com) along with the longitudinal section used for the estimate.

This estimate of inferred mineral resources is not affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues except to the extent discussed generally in this AIF.

This inferred mineral resource has not been sufficiently drilled to demonstrate economic viability. Additional drilling will be required to upgrade this inferred mineral resource to an indicated or measured resource. There can be no certainty that further drilling will enable this inferred mineral resource to be upgraded.

5.4.10 Exploration and Development

The Company intends to follow-up on gold discoveries to date at Dachang during the second quarter of 2007. It is anticipated that mechanical trenching will continue to “in-fill” areas of known mineralization, as well as to test previously untested geochemical anomalies. In 2007, the Company also intends to diamond drill test known zones of mineralization and initiate testing of areas of newly discovered mineralization based on results of trenching.

5.5 The Zalantun Gold Project

An independent technical report dated December 10, 2003 was completed for Zalantun by Dr. Cargill and is available from the Company’s website (www.inter-citic.com), or from SEDAR at www.sedar.com. As the Company has not done any work on the Zalantun Gold Project, there have been no changes with respect to information on the project since that report. The following information is based on information contained in Dr. Cargill’s report, which is incorporated by reference in this AIF.

5.5.1 Property Description and Location

The Zalantun Project consists of four exploration licenses covering three prospect areas referred to as the “Pentouling Area”, comprising two licenses, the “Bashenge Area”, comprising one license, and the “Huangcaogou Area”, comprising one license.

The property is located 75 to 100 km northwest of the city of Zalantun in northeastern Inner Mongolia, China. The Exploration Licenses are owned by BIGM. The Property has not been legally surveyed nor is a legal survey necessary.

5.5.2 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is by four-wheel drive vehicle from the city of Zalantun along good quality primary paved and secondary gravel roads. Within the project areas, tertiary gravel roads and four-wheel drive tracks provide access subject to weather conditions. During the rainy season road access is difficult and in some locations impossible, because high water levels makes fording rivers impossible.

The region is mountainous with a temperate continental climate. Winter starts in September and lasts until mid-May. Lowest temperature is about minus 38º C. The highest summer temperature is about 31º C. Most precipitation comes from late June to mid August. Winds are usually from the northwest ranging from 3 to 5 on the Beaufort wind scale.

The exploration licenses are in a forested region, taiga in the north and a mixed coniferous-broadleaf forest in the south. Bureaus of forestry, at Yakeshi and Zalantun, manage forest protection stations and check gates in all parts of the area. Agriculture and animal husbandry are the other major activities in the region.

Yakeshi and Zalantun are the two major cities. Both are on major railway lines, highway systems, telephone and hydroelectric grids. Both cities have facilities for repairing agricultural and forestry equipment but neither has a significant industrial base.

The residents are mostly of Han and Mongolian nationalities with some minorities including the Hui, Dahanr and Eluchun nationalities.

5.5.3 History

Initial geological work began in the area in 1951. Between 1984-1985, the Ministry of Geology and Minerals of China carried out a 1:200,000 scale silt geochemical survey. During the period from 1986 to 1990 the Second Regional Exploration Team of Inner Mongolia completed a 1:200,000 scale geological mapping program and a survey of heavy minerals from streams. Between 1986 and 1990 the BIGM studied the potential of the area for large and super-large sized copper mines.

5.5.4 Geological Setting

5.5.4.1 Regional Geology

The Zalantun area is in the Tianshan-Hinggan domain along the northern border of China. This domain stretches across Xinjian, Gansu, Inner Mongolia, Jilin and Heilogjiang. It includes the continental-margin mobile belts on both sides of the Paleo-Asiatic Ocean and part of the Circum-Pacific continental-margin mobile belt. Rocks within the domain are mostly mobile belt and transitional types. Magmatic activity was intense and paired magmatic belts occur along the margins of the Paleo-continents. The domain is also characterized by the diversity of metamorphism, metamorphic facies series and metamorphic rock types.

5.5.4.2 Local Geology

Most exposed rocks are Jurassic intermediate to acid tuffs unconformably overlying Paleozoic metamorphosed sediments and volcanics. Available geological maps give the impression that the Jurassic tuffs are a flat lying formation on a post-Paleozoic erosional surface. The Paleozoic rocks are intruded by a Variscan (Upper Paleozoic) granodiorite, granitic stocks and granitic porphyries. These intrusives are below the unconformity. Other intrusives include granitic porphyry, diorite, quartz-diorite, biotite granite, quartz monzonite and adamellite. These intrusives are early Yanshanian (early Mesozoic) and have the form of stocks, batholiths, dykes and veins. They are roughly contemporaneous with the Jurassic tuffs and may be coeval.

5.5.4.3 Property Geology

The Pentouling Area is at the northeast end of the Zinlitun-Habuqi-Aexhan Volcanic Eruption Zone. Most outcrops are Jurassic volcanic rocks and include acid breccias, ash, rock debris, acid tuffs and devitrified glass. Former volcanic craters are indicated by ring fractures on satellite imagery. Wall rock alteration includes alunitization, kaolinization, silicification, sericitization, pyritization and epidotization. Intrusive rocks include Variscan granite and biotite granite and stocks of Yanshanian adamellite; diabase and granite porphyry dikes.

The Huangcaogou Area is underlain by the Jurassic felsic volcanics including: volcanic breccia, ash, rock debris and lithic and vitric tuffs. Felsic volcanics show varying degrees of alunitization, kaolinization, silicification, sericitization, pyritization and epidotization. Magmatic rocks include granite and biotite granites of the late Variscan. Adamellite of early Yanshanian age is exposed as a batholith on the eastern part of the area and there are diabase and prophyritic granite dykes. The structure is an open anticline and syncline with axes striking northeast and north-northeast and there is a major northeast trending fault structure.

The Bashenge Area covers part of the northeast trending Aonierhe-Jiqinhe fault zone where northeast, northwest and east-west faults intersect. Intrusive rocks are Yanshanian granite porphyry and monzonite porphyry.

5.5.4.4 Deposit Types

The Zalantun area is at the junction of the Altaids Belt and the Yanshanian Volcano-Plutonic Belt. The Altaids Belt is related to the closing of the Paleo Asiatic ocean. Exploration in southern Mongolia and northern China is demonstrating it is an important area for Cu-Au porphyry deposits (Oyu Tolgoi in Mongolia is the most notable recent discovery).

The Yanshanian Belt is part of the circum Pacific system. It is a segment of a 5,000 km long belt of Mesozoic intrusives and volcanics, stretching from the Bering Strait to western Kalimantan. In China, copper and gold deposits associated with this belt include intrusion-related lode gold deposits, porphyry copper (±Au) deposits, skarn copper (±Au) and epithermal gold (±Cu) deposits. Two porphyry copper (±Au) deposits near Zalantun are Tuanjiegou and Duobaoshan deposits. At Tuanjiegou, Yang (1998) reported >20 tonnes of 2 gpt to 8 gpt Au. At Duobaoshan, Ge (1990) reported a porphyry copper-molybdenum deposit.

Two porphyry copper (±Au) deposits near Zalantun are Tuanjiegou and Duobaoshan deposits. At Tuanjiegou, Yang (1998) reported >20 tonnes of 2 gpt to 8 got Au. At Duobaoshan, Ge (1990) reported a porphyry copper-molybdenum deposit.

The exploration model established for the volcanic-hosted porphyry copper deposits of the Canadian Cordillera appears to fit the Zalantun area. In Canada, this type of deposit is hosted in Jurassic-mafic volcanic rocks with coeval granitic porphyritic intrusives. Recoverable gold is usually associated with the chalcopyrite mineralization.

5.5.5 Exploration

Fieldwork in 2003 consisted of silt geochemical sampling on the Pentouling Area. This program covered 100 km2 with a sample density of about 4 samples per square kilometer. The soil samples are being analyzed for Au, Ag, As, Sb, Hg, Cu, Pb, Zn and Mg. The silt samples were analyzed for these elements and also W, Sn, Mo, Co and Ni. The Company believes that analytical work was done by the Chinese Institute of Geology and Geophysics. Inter-Citic has not received any information on the results of these analyses.

5.5.5.1 Diamond Drilling

The Company is not aware of diamond drilling on any of the areas.

5.5.6 Mineralization

The Zalantun area has only been mapped at a regional scale, so there is very limited information on mineral occurrences. Anomalous concentrations of metallic minerals include silver, copper, lead, zinc and iron. Non-metallic mineral occurrences include alunite, kaolinite, fluorite and barite. There are two small mineral deposits, 12 showings and 16 occurrences defined in the region. In addition, there are 47 geochemical anomalies and ten circular aeromagnetic anomalies, indicative of volcanic centers or vents.

The Pengtouling Area contains an alunite occurrence, the Gaoling quarry and two gold-heavy minerals anomalies. It also contains one geochemical anomaly for Cu, Pb, Zn, Ag, Sb, W, Bi, and two geochemical anomalies for Au.

The Huangcaogou Area has a silver occurrence on the contact of granitic porphyry. Associated minerals include magnetite, pyrite hematite, limonite, sphalerite and chalcopyrite. There is also a geochemical anomaly for gold. There is a significant heavy minerals anomaly for gold and arsenopyrite and a significant silt geochemical anomaly for gold.

The Bashenge Area contains a volcanic center and a heavy mineral anomaly for gold. There is a silver occurrence in a small quartz vein on the outer contact of granitic porphyry. Associated minerals include magnetite, pyrite, hematite, limonite sphalerite and chalcopyrite. A grab sample yielded 7.7 gpt Ag and 0.02 gpt Au.

5.5.7 Sampling and Analysis

The only sampling completed on the project was on the Pentouling Area. It consisted of stream sediment and soil sampling by BIGM. Samples were dried and taken to the laboratory for analyses by atomic absorption methods.

The only data verification is the insertion of standards and internal duplication of samples by the laboratory. This level of verification was deemed adequate as the geochemical analyses are only attempting to determine the relative quantities of elements and not the absolute amounts.

5.5.8 Security of Samples

There is no formal security program, however all sample treatment and handling is by employees of BIGM and as a result it is not believed that there is any problem with sample security.

5.5.9 Mineral Resources and Mineral Reserve Estimates

As these are early stage exploration properties, there has not been any estimate of mineral resources or mineral reserves.

5.5.10 Exploration and Development

While the Zalantun joint venture contract continues to be in full force and effect, it has yet to be implemented by the Company. The Company intends to initiate formation of the Zalantun joint venture company only when it feels confident that all necessary resources, including financial and personnel, are ready and available to commit to that project. Over the next year the Company anticipates that these resources may become available and, if so, intends to proceed with implementation of Zalantun.

5.6 Specialized Skill and Knowledge

As an exploration company the Company relies heavily on the availability of individuals and organizations with the necessary skill and knowledge required to execute exploration programs of the scale and scope appropriate to its exploration properties. This includes individuals and organizations that are capable of executing exploration works (such as drilling), compiling and interpreting data, and planning subsequent follow-up work effectively and efficiently.

The Company has established a special advisory committee to continually evaluate and address issues of expertise at the Company’s disposal. The Company’s Vice-President, Exploration has more than 20 years of experience as an exploration geologist. The Company has a qualified and experienced geologist on its Board of Directors, and the Company has an established relationship with a North-American based drilling company that has been active in carrying out the Company’s drilling program at Dachang. In addition, the Company has relationships with a number of organizations that have also provided services essential to its exploration activities.

The Company has a high degree of reliance on its management team, and failure to retain the services of key personnel could have a materially negative impact on the Company.

While the market for these services has improved significantly over the past several years (see discussion below), the Company has been successful in securing services necessary to carryout its business plan to date. Availability of these services in the future and the relative cost of securing them cannot be predicted.

5.7 Competition

Recent increases in the price of gold have resulted in increased activity in the gold exploration and mining industry. Combined with the economic development and opening of China and general scarcity of mineral deposits throughout the world, interest of foreign exploration and mining companies in China has increased significantly. As a result, the Company faces continued competition for financing dollars, personnel and other resources from this competition, the impact of which cannot be predicted. Historically, gold prices are often subject to wide swings in price and can be cyclical in nature, and demand for gold is based on many factors, including demand for jewellery, many industrial uses for gold, as well as demand from governments and financial institutions that hold gold reserves for hedge and other purposes.

5.8 Environmental Protection

The Dachang Gold Project is located in the proximity of the Sanjiangyuan Nature Reserve, established primarily to protect the sources of three major rivers in Asia (the Yangtze, Yellow and Lancang Rivers). To date, the project has received all relevant government support and approvals, and the Company is committed to preserve and protect the environment within which it operates, and has a policy of adopting and applying the highest standards for environmental protection in its operations, in addition to being active in the betterment of the lives of local people. However the impact of possible future liabilities or impediments to development associated with or as a result of environmental matters cannot be measured or predicted, and there is no assurance that present or future environmental regulations will not adversely affect the operations of the Company.

5.9 Resale of Shares

The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. There can be no assurance that any such revenues can be generated or that other financing can be obtained. If the Company is unable to generate such revenues or obtain such additional financing, any investment in the Company may be lost. In such event, the probability of resale of shares purchased would be diminished.

Exploration and development of mineral properties, and as a result investing in the shares of the Company, involves a high degree of inherent risk. The marketability of the natural resources that may be discovered will be affected by numerous factors beyond the control of the Company. The return, if any, on the investment in shares of a resource company is subject to market conditions that are beyond the control of the Company. Some of the factors affecting resource exploration and development include the proximity and capacity of resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure and land use, importing and exporting minerals and environmental protection, and the effect of these and other risk factors as discussed above cannot be predicted.

ITEM 6: Dividends

The Company has not paid any dividends since incorporation. It has no plans to pay dividends for the foreseeable future, although there are no restrictions that would prevent the Company from paying dividends.

ITEM 7: Description of Capital Structure

The authorized capital of the Company consists of 98,500,000 common shares without par value, of which 59,637,682 were issued and outstanding as at November 30, 2006, and 61,071,848 were issued and outstanding as at February 26, 2007. Each common share is entitled to one vote at meetings of shareholders, and carries with it equal rights with respect to dividends and residual interests upon dissolution of the Company. There are no additional rights associated with the common shares of the Company.

The Company has one stock-based compensation plan as at the date of this report, a common share-purchase option plan for directors, officers, employees and consultants of the Company (the “Plan”). Options under the Plan are typically granted in such numbers as to reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company, typically vest immediately and have a five-year term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with the Company. As at the date of this AIF there are 3,430,000 options outstanding, of which all are vested, with a weighted average remaining life of 2.6 years and a weighted average exercise price of $0.92. Exercise prices range from $0.58 to $1.15.

The Company has issued share-purchase warrants in connection with its financing activities. As at the date of this AIF, there are 7,122,085 share-purchase warrants outstanding, with a weighted average remaining life of 1.0 years and a weighted average exercise price of $1.19.

ITEM 8: Market for Securities of the Company

On August 3, 2006, the Company’s common shares were listed on the Toronto Stock Exchange under the trading symbol “ICI” (prior to August 3, 2006, the Company’s common shares were listed on the TSX Venture Exchange under the same trading symbol).

8.1 Trading Price and Volume

The following is a summary of trading activity for the 2006 fiscal year (all prices in Canadian dollars):

Month	High	Low	Volume
December 2005	$1.08	$0.81	862,400
January 2006	$1.01	$0.87	817,700
February 2006	$1.09	$0.90	445,600
March 2006	$1.07	$0.90	609,000
April 2006	$1.00	$0.90	1,052,300
May 2006	$1.00	$0.79	1,151,800
June 2006	$0.83	$0.70	543,600
July 2006	$0.76	$0.68	340,800
August 2006	$0.74	$0.58	579,000
September 2006	$0.75	$0.58	5,346,900
October 2006	$0.87	$0.61	1,039,500
November 2006	$0.85	$0.71	1,039,100

8.2 Prior Sales

During the fiscal year ended November 30, 2006 the Company issued the following common shares pursuant to private placement financings, the exercise of stock options and exercise of share-purchase warrants:

Date	Description	Number Issued	Price per Share	Gross Proceeds
February 2, 2006	Warrants	333,333	$0.60	$200,000
February 7, 2006	Options	200,000	$0.72	$144,000
March 22, 2006	Private Placement	12,284,975	$0.90	$11,056,478
April 17, 2006	Options	75,200	$0.58	$43,616
April 17, 2006	Options	75,000	$1.00	$60,000

During the 2006 fiscal year, the Company issued 6,879,585 share-purchase warrants with a weighted average exercise price of $1.18 and a weighted average remaining life of 1.3 years as at November 30, 2006, and 535,000 stock options with a weighted average strike price of $0.92 and a weighted average remaining life of 3.4 years as at November 30, 2006. Additional details with respect to the Company’s share-purchase warrants, stock options, and private placement financings can be found in the Company’s Financial Statements for the year ended November 30, 2006, available from the Company’s website (www.inter-citic.com) or from SEDAR at www.sedar.com.

ITEM 9: Escrowed Securities

As of the date of this report none of the Company’s securities were held in escrow.

ITEM 10: Directors and Officers

Name and Jurisdiction of Residence	Director/Officer Since	Position(s) with Corporation	Principal Occupation During Past Five Years
Donald W. Brown [1] Toronto, Ontario	October 2006	Director	Managing Director, Catalyst Strategies Inc., of Toronto

Scott C. Dorey New York, USA	March 2003	Director	Vice-President of Lehman Brothers Inc., of New York

Mark R. Frederick [2] [3] Ontario, Canada	March 2000	Director and Chairman of the Board of Directors	Barrister & Solicitor, Miller Thomson LLP, of Toronto

Adrian Pedro K.H. Ho [2] Hong Kong, China	May 2004	Director	Investment Banker, Kuentai Investors Limited, of Hong Kong

Carlos K. H. Ho [1] [3] [5] Hong Kong, China	December 2002	Director	Investment Banker, Kuentai Investors Limited, of Hong Kong

Sherman H. M. Hong Taipei, Taiwan	May 2002	Director	Director and Assistant General Manager of Shih Hsang Hwa Industries Inc., of Taiwan

Stephen Lautens Ontario, Canada	November 2006	Secretary	Vice-president, Corporate Communications of Inter-Citic Minerals Inc., of Toronto

James J. Moore [4] [6] Ontario, Canada	May 1997	Director, President and CEO	President, CEO and Director of Inter-Citic Minerals Inc., of Toronto

Lou Pasubio, C.A. Ontario, Canada	December 2000	CFO	Vice-president, Finance and CFO of Inter-Citic Minerals Inc., of Toronto

Abe Schwartz [2] [3] Ontario, Canada	June 2004	Director	President, CEO and Director, Cedara Software Inc. (since September, 2002), previously President, Schwartz Technologies Corporation, both of Toronto

Peter Tang [1] [6] British Columbia, Canada	June 1993	Director and Secretary	Certified Accountant, Director, SSAB Swedish Steel, Ltd., of Vancouver

Rick Van Nieuwenhuyse British Columbia, Canada	June 2004	Director	President, CEO and Director of Nova Gold Resources Inc., of Vancouver (Mining)

[1]	Member of Audit Committee
[2]	Member of Governance and Nominating Committee
[3]	Member of Compensation Committee
[4]	Director of the following subsidiaries of the Company: Bay Roberts Resources Ltd., Techmat (USA) Corporation and Yangzhong Zhonghai Techmat Co., Ltd.
[5]	Director of the following subsidiaries of the Company: Inter-Citic Holdings Ltd.
[6]	Director of the following subsidiaries of the Company: Bay Roberts Resources Ltd.

Additional notes:

(a)	Each of the directors listed above is now a director of the Corporation and was so elected at the preceding Annual General Meeting of Shareholders until the next Annual General Meeting of Shareholders, with the exception of Donald W. Brown, who joined the Board of Directors in October, 2006.

(b)	As at the date of this AIF, the directors and officers of the Company beneficially owned, directly or indirectly, as a group, 3,462,200 common shares of the Company representing approximately 5.7% of issued and outstanding common shares of the Company.

(c)	As at the date of this AIF, the directors and officers of the Company beneficially owned, directly or indirectly, as a group, 2,805,000 stock options (representing approximately 81.8% of issued stock options) of the Company with a weighted average strike price of $0.91 and a weighted average remaining life of 2.6 years.

ITEM 11: Promoters

Not Applicable.

ITEM 12: Legal proceedings

To the Company’s knowledge, there are no current or contemplated legal proceedings to which the Company is a party or of which any of its properties is the subject.

ITEM 13: Interests of Management and Others in Material Transactions

No director or executive officer of the Company, any person that is the direct or indirect beneficial owner of, or who exercises control or direction over more than 10% of the Company’s common shares, or any associate or affiliate of them, has any material beneficial interest, in any transaction since the commencement of the Company’s third preceding financial year or in any proposed transaction, which has or will materially affect the Company.

ITEM 14: Transfer Agents and Registrars

The Transfer Agent and Registrar of the Company is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

ITEM 15: Material Contracts

The Company has not entered into any material contracts other than in the normal course of business during the most recently completed financial year, or before January 1, 2002 and which are still in full force and effect, with the exception of the Company’s Co-operative Joint Venture Contracts for Zalantun and Dachang, as discussed in detail herein.

ITEM 16: Interests of Experts

The Company’s auditor is PricewaterhouseCoopers, LLP. The Company’s N.I. 43-101-compliant technical reports for Dachang and Zalantun were prepared by Dr. George Cargill, Ph.D., P.Eng (of Cargill Consulting Geologists Limited). Mr. B. Terrence Hennessey, of Micon International Limited, is the Company’s independent qualified person for its mineral projects.

As of the date of this report, none of Dr. George Cargill, Mr. B. Terrence Hennessey, Cargill Consulting Geologists Limited or any directors, officers, employees and partners thereof, or Micon International Limited or any directors, officers, employees and partners thereof, respectively, received or has received a direct or indirect interest in the property of the Company or beneficially own, directly or indirectly, more than 1% of the securities of the Company and its associates and affiliates, nor is it expected that any director, officer, partner or employee these organizations will be elected, appointed or employed as a director, officer or employee of the Company or any of associates or affiliates.

ITEM 17: Additional Information

Additional information related to the Company is available from SEDAR at www.sedar.com or from the Company’s website at www.inter-citic.com.

Additional information with respect to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities, and interests of insiders in material transactions, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is also provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year, the year ended November 30, 2006.

The Company will provide to any person or Company copies of this AIF and other information including comparative annual financial statements, quarterly reports, Information Circulars, or any other document otherwise referred to herein. Copies of these documents may be obtained upon request from the Corporate Secretary of the Company at 60 Columbia Way, Suite 501, Markham, Ontario, Canada, L3R 0C9.

ITEM 18: Glossary of Technical Terms

Au:	chemical symbol for gold.

Ag:	chemical symbol for silver.

alunitization:	the introduction, alteration to or replacement by alunite, a basic potassium aluminium sulphate mineral.

anomaly (ies):	a departure from the expected or normal; a geological feature, in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surrounding and is often of potential economic value.

arsenopyrite:	a tin-white sulphide of iron, FeAsS.

B-horizon soil samples:	natural occurring soil has a distinct soil profile designated by layers as A, B, C and D, each distinguishable from adjacent layers by characteristic physical properties such as structure, color or texture, or by chemical composition, including content of organic matter or degree of acidity or alkalinity. B horizon is typically used for soil geochemical sampling because it has maximum accumulation of silicate clay minerals, or of iron and organic matter; maximum development of blocky or prismatic structures.

Bi:	Chemical symbol for bismuth.

CBx Thrust Fault:	carbonate breccia thrust fault that transects the Main Parcel.

calcareous:	a sedimentary rock containing an appreciable amount of calcium carbonate, such as limestone.

cataclastic:	a rock, such as a tectonic breccia, containing angular fragment that have been produced by the crushing and fracturing of pre-existing rocks as a result of mechanical forces in the crust.

carbonitization:	the introduction, alteration to or replacement by carbonate minerals.

chalcopyrite:	a sulphide mineral of copper and iron, CuFeS2.

continental margin mobile belt:	a long relatively narrow crustal region of tectonic activity, measured in scores of miles, which at Dachang was active during the collision of the India plate with the China plate, which is believed to have occurred 45 million years ago. The Himalayan Mountains were formed as a result of this collision between 25 and 10 million years ago.

Cretaceous:	the final period of the Mesozoic era, thought to have covered the span of time between 135 and 65 million years ago.

Cu:	chemical symbol for copper.

dip:	the angle at which a bed, stratum or vein is inclined from the horizontal.

epidotization:	the introduction, alteration to or replacement by epidote, a basic silicate mineral of aluminium, calcium and iron.

fault:	a feature or a zone of fractures along which there has been displacement of the sides relative to one another parallel to the fracture.

fault gouge:	soft, uncemented pulverized clayey or claylike material, commonly a mixture of minerals in finely divide form found along some faults or between the walls of a fault, and filling or partly filling a fault zone; a slippery mud that coats the fault surface or cements the fault breccia.

fault breccia:	a tectonic breccia composed of angular fragments resulting from the crushing, shattering, or shearing of rocks during movement on a fault, from friction between the walls of the fault, or from distributive ruptures associated with a major fault.

g (gram):	unit of mass in metric system equal to 0.032 troy ounces.

g-m (gram-metre):	the product (grams x metre) is used to weight gold assay and respective interval for contour format presentation.

gpt or g/t (gram per tonne):	unit of mass per tonne of material.

galena:	a lead sulphide mineral, PbS.

gossan:	a ferruginous deposit filling the upper parts of mineral veins or forming a superficial cover on masses of pyrite.

granite:	a coarse grained igneous rock.

GPS:	global position system.

heavy minerals:	the accessory minerals of a sedimentary rock of high specific gravity.

hematitization:	the introduction or replacement by hematite, one of the most common ores of iron, Fe2O 3.

igneous rock (s):	rock formed by the solidification of molten material that originated within the earth.

inferred mineral resource (s):	an inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques for locations such as outcrops, trenches, pits, working and drill holes.

intrusive rocks:	An igneous rock while molten, penetrated into or between other rocks, but solidifying before reaching the surface. (“intrusive(s)”)

Jurassic:	the second period of the Mesozoic era, thought to have covered the span of time between 190 and 135 million years ago.

kaolinization:	the introduction, alteration to or replacement by kaolin, a common clay mineral.

km, km2:	kilometre, square kilometre.

limonite:	hydrous ferric oxide mineral, FeO(OH)-nH2O.

lode gold deposits:	a mineral deposit consisting of a zone of veins, veinlets, disseminations or planar breccias; a mineral deposit in consolidate rock as opposed to placer deposits.

m, m3:	metre, cubic metre

malachite:	a green, basic cupric carbonate mineral, [Cu2(OH)2CO3].

Mesozoic:	an era of geologic time, from the end of the Paleozoic to the beginning of the Cenozoic, or from about 225 to about 65 million years ago.

mineral resource (s):	mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories, An inferred mineral resource has a lower level of confidence than that applied to and indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource but has a lower level of confidence than the measured mineral resource. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospect for economic extraction. The location, quantity, grade, geological characteristic and continuity of a mineral resource are known, estimated or interpreted form specific geological evidence and knowledge.

N.I. 43-101:	National Instrument 43-101 Standard of Disclosure for Mineral Properties

normal fault:	a fault in which the hanging wall appears to have moved downward relative to the footwall. The angle of the fault is usually 45-90 degrees.

NQ:	diamond drill coring bit size, which produces drill core 46.6mm (1.875 inches) in diameter,

NR-2 Fault Zone:	fault zone related to the North River 2 geochemical anomaly.

oz (troy ounce):	unit of mass in the imperial system equal to 31.103 grams.

Palaeozoic:	an era of geologic time, from the end of the Precambrian to the beginning of the Mesozoic, or from about 570 to about 225 million year ago.

Permian:	the last period of the Paleozoic era, thought to have covered the span of time between 280 and 225 million years ago.

placer gold:	a surficial gold deposit formed by mechanical concentration to gold particles from weathered debris.

ppb:	parts per billion.

ppm:	parts per million.

porphyry:	a term given to describe the texture of an igneous rock, exhibiting coarse mineral crystal in a finer grained ground mass; the resulting texture is referred to as porphyritic

Precambrian:	equivalent to about 90% of geologic time and has been divided according to several different systems, all of which use the presence or absence of evidence of life as a criterion (i.e. older than 570 million years).

pyrite:	“fools gold” iron disulphide, FeS2.

pyritization:	introduction or replacement by, pyrite.

reverse fault:	a fault that dips toward the block that has been relatively raised.

sandstone:	a cemented sedimentary rock composed predominantly of sand grains sedimentary rock (s): rocks formed by the accumulation of sediment in water or from air. The sediment may consist of rock fragments or particles of various sizes.

sericitization:	the introduction or replacement by sericite muscovite, a white platy mineral.

shale:	a laminated sedimentary rock, in which the constituent particles are predominantly of clay.

silicification:	the introduction or replacement by silica, generally resulting in the formation of fine-grained quartz, which may fill pores and replace existing minerals.

siltstone:	rock type intermediate in character between shale and sandstone.

stibnite:	lead-grey mineral of antimony, Sb2S3.

strike:	the coarse or bearing of the outcrop of an inclined bed or structure on a level surface.

thrust fault:	a fault with a dip of 45 degrees or less over much of its extent, on which the hanging wall appears to have moved upward relative to the footwall.

tonne (metric tonne):	unit of mass and weight that equals 1,000kgs, which is equivalent to 2,200 pounds.

Triassic:	the first period of the Mesozoic era, though to have covered the span of time between 225 and 190 million years ago.

volcanic rock (s):	Any rock of volcanic origin; volcanic igneous rocks are those erupted as molten masses, forming lava flows, dikes in the crater walls, volcanic plugs etc.

W:	chemical symbol for tungsten.

Zn:	chemical symbol for zinc.